UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 20, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated February 16, 2018 announcing Turkcell’s Fourth Quarter 2017 results and Q4 2017 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

FOURTH QUARTER AND FULL YEAR 2017 RESULTS

"REMARKABLE RESULTS ON THE BACK OF DIGITAL TRANSFORMATION"

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Fourth Quarter and Full Year 2017 Results

Contents
HIGHLIGHTS
COMMENTS BY KAAN TERZIOGLU, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW OF TURKCELL TURKEY	10

TURKCELL INTERNATIONAL
lifecell	11
BeST	12
Kuzey Kıbrıs Turkcell	12
FINTUR	12
TURKCELL GROUP SUBSCRIBERS	13

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	13

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	14

Appendix A – Tables	16

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have three reporting segments:
o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.
o	“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations.
•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for December 31, 2017 refer to the same item as at December 31, 2016. For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2017, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the fourth quarters and for the full year 2016 and 2017 is based on IFRS figures in TRY terms unless otherwise stated.
•
In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. Certain operating data that we previously presented with Fintur included has been restated without Fintur.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.
•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

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Fourth Quarter and Full Year 2017 Results

FINANCIAL HIGHLIGHTS
TRY million	Q416	Q417	y/y %	FY16	FY17	y/y %
Revenue	4,044	4,666	15.4%	14,286	17,632	23.4%
EBITDA[1]	1,371	1,739	26.8%	4,620	6,228	34.8%
EBITDA Margin (%)	33.9%	37.3%	3.4pp	32.3%	35.3%	3.0pp
Net Income	351	216	(38.4%)	1,492	1,979	32.6%
Net income excluding tax settlement[2]	351	716	104.2%	1,628	2,479	52.3%
Note: Net income excluding the impact of the tax settlement within the scope of Law No.7061 has been displayed as a separate line in order to facilitate comparison of current quarter and full year performance to prior periods.

FULL YEAR HIGHLIGHTS
•	2017 has been a remarkable year in terms of both operational and financial results
•	Record operational results achieved:
o	Mobile churn at 20.5%, lowest of the past decade
o	36.7 million total subscriber base in Turkey; 1.5 million net additions
o	4.5G subscriber penetration at 87%
•	Record financial results achieved:
o	Group revenues and EBITDA up 23.4% and 34.8%, respectively
o	Group EBITDA margin of 35.3% up 3.0pp, highest of past 9 years
o	Turkcell Turkey data and digital services revenues, comprising 67% of Turkcell Turkey revenues, up 51.2%
o	Group net income up 32.6% to TRY1,979 million (TRY1,492 million) on solid operational performance
Group net income of TRY2,479 million excluding TRY500 million net income impact of tax settlement within the scope of Law No.7061
•
Guidance delivered via stellar growth performance at top line, midterm EBITDA margin target achieved a year early, and operational capex over sales ratio[3] at 21% with 2018 investments brought forward in Q417

•	TRY3 billion dividend distributed to shareholders
•	TRY1,240 million dividend proposal for year 2017, subject to approval of General Assembly
•	2018 Group guidance[4]; revenue growth target of 13-15%, EBITDA margin target of 33-35% and operational capex over sales ratio[3] target of 18-19%

FOURTH QUARTER HIGHLIGHTS
•	Operational momentum continued:
o	Mobile triple play subscribers ratio[5] reached 55.8%, up 14pp year-on-year; and multiplay with TV subscribers[6] reached 44.4%, up 9pp year-on-year
o	72% smartphone penetration, 15 million 4.5G compatible smartphones in our subscriber base
o	Data usage of 4.5G users at 5.9GB in Q417, 6.0GB in December
•	Record financial results achieved:
o	All time high quarterly Group revenue and EBITDA, highest EBITDA margin of past 9 years
o	Group revenues and EBITDA up 15.4% and 26.8%, respectively with EBITDA margin of 37.3% up 3.4pp year-on-year
o	Turkcell Turkey’s data and digital services revenues up 22.9%
o	Group net income at TRY216 million (TRY351 million)
Group net income doubled to TRY716 million excluding TRY500 million net income impact of tax settlement within the scope of Law No.7061
•	On January 25, 2018, Fintur signed a binding agreement with Silknet JSC, a joint stock company in Georgia, to transfer its 100% shareholding in Geocell, for US$153 million.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Excluding the TRY500 million net income impact of the tax settlement in Q417 and TRY136 million net income impact of the tax amnesty in Q316
(3) Excluding license fee
(4) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2016 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.
(5) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(6) Multiplay subscribers with TV: Internet + TV users & internet + TV + voice users
For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2017 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

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Fourth Quarter and Full Year 2017 Results

COMMENTS BY KAAN TERZIOGLU, CEO
Digital transformation has been the key driver behind the 23% revenue growth, 35% EBITDA1 growth and, excluding the one-off impact of the tax settlement, a 52% net income increase
2017 was a year in which we reached important milestones in Turkcell’s digital transformation, including the launch of a new digital brand and new digital services, realized a record revenue increase and subscriber additions and gained the largest revenue generator status in the Turkish telecoms market. Moreover, solid financial and operational results led to a record high share price performance.
As Turkcell Group we registered the highest top line growth performance of the past 10 years at 23.4%, and an EBITDA margin increase of 3 percentage points in 2017, thanks to our 4.5G investments and successful digitalization model. We thereby, achieved higher results both in revenue growth and operational profitability than our guidance, which we upgraded twice during the year. We have brought forward our investments to meet our customers’ rising digital demands. Accordingly, we registered an operational capex2 of 3.7 billion TL, which has allowed us to widen the quality gap between us and our competitors. As we have completed the 20th month of our 4.5G network, one of the main constituents of our growth, we have accelerated efforts towards 5G technology development. With rising customer satisfaction and record customer retention of the past 10 years, Turkcell Turkey now has 36.7 million subscribers on approximately 1.5 million net subscriber adds. Moreover, 56%3 of our mobile subscribers are using at least one of our digital services.
Our digital services that add value to our customers’ 1440 daily minutes…
As Turkey’s leading digital operator, in addition to providing legacy communication services, we continued to advance our existing digital services, while expanding the portfolio that enriches our customers’ 1440 daily minutes. Our digital services and solutions play a bigger part in our customers’ lives than the mere 31-minute4 phone call initiated by an average phone user, or the raw data consumed on the OTT services.
Within this framework, we enhanced the messaging, audio and video calling capabilities of our digital communications platform BiP, by adding the group video call feature. With 2 billion messages sent in December 2017 alone, BiP surpassed the number of SMS messages sent, marking a first. Enriched with our telco capabilities, BiP offers a wide variety of solutions and services ranging from multi-screen calls to digitalized customer services, from gaming to money transfer and from app-to-network calls to web-based communication.
For the first time this year, we began live concert broadcasts on fizy, Turkey’s most popular music application. This summer’s concerts, each of which exceeded 200 thousand views, saw fizy rank first in App Store downloads. In total, 2.2 billion songs were streamed on fizy this year. At the time of our 4.5G launch, we said that “we will change the TV experience on the small screen,” a claim we have now delivered on with record viewing times on TV+. The mobile users’ daily average TV+ viewing duration rose by 29 minutes year-on-year to over 63 minutes. Our digital publishing app, Dergilik, which offers users 413 magazines and 75 newspapers, has created a significant revival in the publishing industry. In September, taking courage from the attention received by our digital services, we launched the digital brand, Lifecell, and its accompanying tariffs, swiftly reaching 242 thousand subscribers. Lifecell offers all communication services via mobile internet and the digital platform, including calling and messaging. Our strong presence in the digital space is evidenced by our ranking as the fourth publisher on Google Play, and third in the App Store according to the past twelve months’ downloads.
Our search engine Yaani, launched this quarter, positioned Turkey among the countries with their own search engines. Yaani, designed to understand the unique syntax of Turkish, provides its users with easier access to information. Integrated with Turkcell services, Yaani simplifies the lives of its users. With Yaani, downloaded 3.5 million times, Turkcell is well positioned to carve its share of the digital advertising market. In accordance with our targeted contribution to the digital transformation of the economy, along with Yaani, we launched our e-commerce platform, the second phase of our digital operator strategy. On this platform, users are now able to securely log into digital services with GSMA-enabled Mobile Connect technology, and complete their shopping through easy and secure payment using Paycell.
Differentiated financing solutions from Turkcell
Turkcell Finansman A.Ş. (Financell), established to provide flexible financing solutions for our customers’ smart device needs, continued to provide services at Turkcell’s three thousand stores across Turkey. Granting approximately 4.3 million loans, it has reached a total loan portfolio of 4.2 billion TL. With Financell, we have already met our 2018 year-end smartphone penetration target at the end of the second quarter. As of the fourth quarter, this ratio had reached 72%.

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Fourth Quarter and Full Year 2017 Results

Given the sheer scope of techfin, our Paycell brand reached over two thousand member companies and over five million users. Paycell, providing fast and easy payment services, has, among others, offered utility bill payments, fuel payments without leaving the vehicle, and Turkcell tariff purchases.
Leveraging our technology strengths in new business areas
Through Turkcell Enerji Çözümleri (Energy Solutions), a company we established this year, we will provide energy management technologies. Besides providing our customers with uninterrupted electricity through Turkcell’s service quality, we are excited to offer systems and solutions that will enable more efficient energy consumption.
Meanwhile, as one of the five founding participants, we commenced our studies into contribution to the Joint Initiative Group for Turkey’s Automobile Project. The goal is to produce Turkey’s first domestic car, and we will leverage our strong technological infrastructure and software capabilities to this end.
Our technology contributes to the value we place on human life
In accomplishing this work, we are ever aware of the potential to make a tangible difference in the lives of our disabled customers. We developed an app for the hearing impaired, having thus far developed similar apps more for the use of the visually impaired. Our “My Sign Language” app offered to hearing impaired individuals and their families in Turkey has registered one million downloads. Elsewhere, our “Hello Hope” app, developed for our Syrian guests, has registered more than 750 thousand downloads to date since its launch in September 2016. In facilitating the lives of millions of Syrian guests, the opportunity to showcase this effort on international platforms is a source of pride both for Turkcell and Turkey.
We have distributed 54% of our net income since 2010
With the 3 billion TL in dividends paid out in 2017, we have distributed 54% of our net income recorded since 2010, abiding by our dividend policy. Today we also announced TRY1,240 million dividend proposal for year 2017, which reflects our commitment to our dividend policy.
We achieved our targets in 2017, and will continue to grow in 2018 through digital services
The global reach of our digital experience, which has propelled customer loyalty and preferences, is among our focus areas for future periods. We will continue to initiate new projects that strengthen our positioning as the digital operator with global services. Accordingly, we have accelerated our B2B efforts. Our subsidiary, Lifecell Ventures, which is extending Turkcell’s digital footprint to global markets, sold its first digital service (lifebox) to Moldcell of Moldova in the last quarter.
On the back of our solid fundamentals cemented in 2017, and our 2018 strategy, we target5 Group revenue growth of 13-15%, an EBITDA margin of 33-35% and an operational capex to sales ratio2 of 18-19%. We plan to also announce our mid-term targets at the Turkcell Capital Markets Day on March 14th, 2018 in İstanbul. Meanwhile, we will present our success story, an exemplary among many global operators, at the GSMA Mobile World Congress, one of the key platforms of our industry.
We take this opportunity to once again thank our Board of Directors and the Turkcell team for their outstanding performance, dedication and compassion, which fully embodies the Turkcell spirit. We would also like to express our gratitude to our customers, who have continued to show their trust in us throughout our success story.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Excluding license fee
(3) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(4) Duration of a phone call initiated by an average phone user per day
(5) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2016 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

5

Fourth Quarter and Full Year 2017 Results

FINANCIAL AND OPERATIONAL REVIEW
Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Quarter			Year
	Q416	Q417	y/y %	FY16	FY17	y/y %
Revenue	4,043.6	4,666.0	15.4%	14,285.6	17,632.1	23.4%
Cost of revenue[1]	(2,608.3)	(3,016.2)	15.6%	(9,236.6)	(11,350.2)	22.9%
Cost of revenue1/Revenue	(64.5%)	(64.6%)	(0.1pp)	(64.7%)	(64.4%)	0.3pp
Depreciation and amortization	(604.3)	(700.5)	15.9%	(2,203.2)	(2,597.0)	17.9%
Gross Margin	35.5%	35.4%	(0.1pp)	35.3%	35.6%	0.3pp
Administrative expenses	(190.0)	(67.3)	(64.6%)	(721.8)	(645.2)	(10.6%)
Administrative expenses/Revenue	(4.7%)	(1.4%)	3.3pp	(5.1%)	(3.7%)	1.4pp
Selling and marketing expenses	(478.5)	(544.1)	13.7%	(1,910.9)	(2,005.4)	4.9%
Selling and marketing expenses/Revenue	(11.8%)	(11.7%)	0.1pp	(13.4%)	(11.4%)	2.0pp
EBITDA[2]	1,371.1	1,738.9	26.8%	4,619.5	6,228.3	34.8%
EBITDA Margin	33.9%	37.3%	3.4pp	32.3%	35.3%	3.0pp
EBIT[3]	766.8	1,038.4	35.4%	2,416.3	3,631.3	50.3%
Net finance income / (costs)	(198.3)	(106.7)	(46.2%)	(172.8)	(322.9)	86.9%
Finance income	493.9	471.3	(4.6%)	1,064.8	1,090.4	2.4%
Finance costs	(692.2)	(578.0)	(16.5%)	(1,237.6)	(1,413.3)	14.2%
Other income / (expense)	(44.4)	(625.8)	n.m	(234.3)	(698.9)	198.3%
Non-controlling interests	(17.7)	(20.5)	15.8%	(51.7)	(58.6)	13.3%
Income tax expense	(111.3)	(69.5)	(37.6%)	(423.2)	(571.8)	35.1%
Discontinued operations	(44.4)	-	n.m	(42.2)	-	n.m
Net Income	350.7	215.9	(38.4%)	1,492.1	1,979.2	32.6%

Net Income excluding tax settlement[4]	350.7	716.0	104.2%	1,627.6	2,479.3	52.3%

(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.
(4) Excluding the TRY500 million net income impact of the tax settlement in Q417 and TRY136 million net income impact of the tax amnesty in Q316

Revenue of the Group rose by 15.4% year-on-year in Q417. Increased ARPU level at Turkcell Turkey with data and digital services growth and a larger subscriber base with a higher postpaid ratio were the main drivers of growth.

Turkcell Turkey revenues, at 87% of Group revenues, grew by 13.0% to TRY4,041 million (TRY3,576 million).

-	Data and digital services revenues grew by 22.9% to TRY2,735 million (TRY2,226 million).
o
Rising smartphone penetration, an increased number of data users and higher data consumption per user were the main drivers of data and digital services revenue growth on the mobile side. On the fixed side main drivers were a larger subscriber base, price adjustments, and increased share of multiplay subscribers with TV.

o	Revenues from our digital publishing service Dergilik, TV+, music platform fizy, personal cloud service lifebox and other mobile services helped to boost data and digital services revenues.
-	Wholesale revenues grew by 11.4% to TRY153 million (TRY137 million) due to increased carrier traffic and the positive impact of TRY depreciation on FX based revenues.
-
We reported revenues of TRY104 million originating from our Universal Service Project, which is aimed at building and operating infrastructure in unserved rural areas. Contractually, this project is financed by the Universal Service Fund on a net cost basis.

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Fourth Quarter and Full Year 2017 Results

Turkcell International revenues, constituting 6% of Group revenues, rose by 14.6% to TRY288 million (TRY252 million) mainly with the increase in lifecell and BeST revenues.

Other subsidiaries’ revenues, at 7% of Group revenues, which includes information and entertainment services, call center revenues and revenues from financial services grew by 56.3% to TRY337 million (TRY216 million). This was mainly driven by the increase in the consumer finance company’s revenues to TRY183 million (TRY90 million) in Q417.

For the full year, Turkcell Group revenues rose by 23.4%.

Turkcell Turkey revenues grew by 20.8% to TRY15,450 million (TRY12,788 million).

-	Data and digital services revenues, at 67% of Turkcell Turkey revenues, grew by 51.2% to TRY10,304 million (TRY6,814 million).

-	Wholesale revenues grew by 29.5% to TRY587 million (TRY453 million).

-	We reported revenues of TRY258 million originating from our Universal Service Project.

Turkcell International revenues rose by 22.0% to TRY1,067 million (TRY875 million).

Other subsidiaries’ revenues grew by 78.9% to TRY1,115 million (TRY623 million).

Cost of revenue slightly increased to 64.6% (64.5%) as a percentage of revenues in Q417. The increase in consumer finance company funding costs (0.5pp) and other cost items (1.4pp) was offset by the decline in GSM related equipment expenses (1.8pp).

For the full year, cost of revenue decreased to 64.4% (64.7%) as a percentage of revenues. This was mainly due to the decrease in treasury share (1.0pp), radio costs (1.0pp), interconnect costs (0.8pp) and depreciation and amortization (0.7pp), despite the rise in consumer finance company funding costs (1.1pp), GSM related equipment expenses (0.8pp) and other cost items (1.3pp).

Administrative expenses declined to 1.4% (4.7%) as a percentage of revenues in Q417, mainly due to the change we made in our doubtful receivable provision assumptions based on improvement in collection performance which had a positive impact of TRY133 million.

For the full year, administrative expenses declined to 3.7% (5.1%) mainly due to the change made in doubtful receivable provision assumptions as explained above.

Selling and marketing expenses slightly declined to 11.7% (11.8%) as a percentage of revenues in Q417. The decline in prepaid subscriber frequency usage fees (0.7pp) and other cost items (0.2pp) was offset by the increase in marketing expenses (0.8pp).

For the full year, selling and marketing expenses as a percentage of revenues declined to 11.4% (13.4%) on the back of the fall in prepaid subscriber frequency usage fees (0.8pp), marketing expenses (0.6pp), selling expenses (0.2pp) and other cost items (0.4pp).

EBITDA1 rose by 26.8% year-on-year in Q417 leading to a 3.4pp improvement in EBITDA margin to 37.3% (33.9%). This was mainly due to the solid rise in revenues and effective management of costs. Cost of revenue (excluding depreciation and amortization) remained unchanged, while administrative expenses and selling and marketing expenses declined by 3.3pp and 0.1pp, respectively as a percentage of revenues.

-	Turkcell Turkey’s EBITDA grew by 27.7% to TRY1,566 million (TRY1,227 million) with an EBITDA margin of 38.8% (34.3%) on 4.5pp improvement.

-
Turkcell International EBITDA decreased by 6.3% to TRY64 million (TRY68 million), which resulted in an EBITDA margin of 22.2% (27.2%). This was mainly due to the increase in radio costs and device sales.

-	The EBITDA of other subsidiaries rose by 42.9% to TRY109 million (TRY76 million) with the increasing contribution of our consumer finance company.

For the full year, EBITDA grew by 34.8% with an EBITDA margin of 35.3% (32.3%) on 3.0pp rise. Direct cost of revenues (excluding depreciation and amortization) rose by 0.4pp, while administrative expenses and selling and marketing expenses fell by 1.4pp and 2.0pp, respectively.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

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Fourth Quarter and Full Year 2017 Results

-	Turkcell Turkey’s EBITDA rose by 34.4% to TRY5,594 million (TRY4,161 million), while the EBITDA margin rose 3.7pp to 36.2% (32.5%).

-	Turkcell International EBITDA grew by 12.1% to TRY264 million (TRY235 million), while the EBITDA margin was at 24.7% (26.9%).

-	The EBITDA of other subsidiaries rose by 65.9% to TRY370 million (TRY223 million).

In Q417, we changed our doubtful receivable provision assumptions based on improvement in collection performance, which had a positive impact of TYR133 million on EBITDA.

Net finance expense declined to TRY107 million (TRY198 million) in Q417 year-on-year. This was mainly due to lower translation losses in Q417, despite the decline in interest income from contracted receivables, and rise in interest expense of loans.

For the full year net finance expense rose to TRY323 million (TRY173 million). This was mainly due to the decline in interest income from contracted receivables and the increased interest expense of loans despite lower translation losses and positive impact from the fair market value changes of the swap contracts.

Income tax expense decreased 37.6% year-on-year in Q417. For the full year the income tax expense increased 35.1%. Please see Appendix A for details.

Net income of the Group declined to TRY216 million (TRY351 million) year-on-year in Q417, mainly due to the TRY575 million provision booked for tax settlement within the scope of Law No.7061, which had a TRY500 million impact on net income after tax. Excluding the impact of this provision, net income rose by 104.2% to TRY716 million driven by a solid operational performance and lower translation losses.

Turkcell Turkey’s net income decreased to TRY179 million (TRY386 million) in Q417 mainly due to the provision booked for tax settlement as explained above. Excluding the impact of this provision, net income rose by 75.8% to TRY679 million.

For the full year, Group net income increased to TRY1,979 million (TRY1,492 million), mainly due to solid operational performance and better FX results, despite the provision booked for tax settlement in Q417 and higher depreciation and amortization expenses. In FY16 we also booked provisions for tax amnesty within the scope of Article 6736, which had a TRY136 million impact on net income after tax. Excluding the respective provision amounts booked for each year, net income rose by 52.3% to TRY2,479 million.

Turkcell Turkey’s net income increased to TRY1,962 million (TRY1,480 million) in FY17 mainly due to the drivers explained above with respect to the rise in Group net income. Excluding the respective provision amounts booked for each year, net income rose by 52.4% to TRY2,462 million (TRY1,615 million).

Total cash & debt: Consolidated cash as of December 31, 2017 declined to TRY4,712 million from TRY4,906 million as of September 30, 2017. TRY2,598 million (US$689 million) of consolidated cash was denominated in US$, TRY1,073 million (EUR238 million) in EUR and TRY1,041 million in TRY and other local currencies.

Consolidated debt as of December 31, 2017 rose to TRY12,536 million from TRY11,867 million as of September 30, 2017. This was mainly due to the increased debt portfolio of our consumer finance company and the translation increase in the FX denominated debt portfolio of Turkcell Turkey, due to TRY depreciation against the US$ and EUR.

•	Turkcell Turkey’s debt was TRY8,475 million, of which TRY3,768 million (US$999 million) was denominated in US$, TRY4,656 million (EUR1,031 million) in EUR and the remaining TRY51 million in TRY.

•	The debt balance of lifecell was TRY521 million, denominated in UAH.

•
Our consumer finance company had a debt balance of TRY3,536 million, of which TRY988 million (US$262 million) was denominated in US$, and TRY973 million (EUR215 million) in EUR with the remaining TRY1,575 million in TRY (please note that the figures in parentheses refer to US$ or EUR equivalents).

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Fourth Quarter and Full Year 2017 Results

TRY8,392 million of our consolidated debt is set at a floating rate, while TRY4,278 million will mature within less than a year.

Net debt as of December 31, 2017 was at TRY7,824 million with a net debt to EBITDA ratio of 1.26 times. Excluding consumer finance company consumer loans, our telco only net debt was at TRY3,576 million with a leverage of 0.59 times.

Turkcell Group’s short position was at US$144 million as at the end of Q417, thus within our comfort zone, which is below US$500 million as advised by our Board considering the size of our operations and balance sheet. (Please note that this figure takes into account advance payments, hedging and excluding FX swap transactions for TL borrowing).

Cash flow analysis: Capital expenditures, including non-operational items amounted to TRY1,806.6 million in Q417. The cash flow item noted as “other” in Q417 included mainly the positive impact of the change in working capital.

For the full year, capital expenditures, including non-operational items were at TRY4,090.4 million. The cash flow item noted as “other” included the payment of the final installment of the 4.5G license fee (TRY1,535 million) and mainly the negative impact of the change in working capital (TRY831 million).

In Q417 and FY17, operational capital expenditures (excluding license fees) at the Group level were at 35.7% and 21.0% of total revenues, respectively.

Consolidated Cash Flow (million TRY)	Quarter		Year
	Q416	Q417	FY16	FY17
EBITDA[1]	1,371.1	1,738.9	4,619.5	6,228.3
LESS:
Capex and License	(1,133.5)	(1,806.6)	(3,494.7)	(4,090.4)
Turkcell Turkey	(980.7)	(1,716.6)	(3,144.4)	(3,821.5)
Turkcell International[2]	(149.7)	(82.8)	(336.7)	(246.6)
Other Subsidiaries[2]	(3.1)	(7.2)	(13.6)	(22.3)
Net interest Income/ (expense)	324.1	250.0	616.9	395.6
Other	(939.6)	541.3	(3,020.0)	(2,366.3)
Net Change in Debt	784.0	82.2	4,411.9	1,492.9
Cash generated / (used)	406.1	805.8	3,133.6	1,660.0
Cash balance before dividend payment	6,052.4	5,712.3	6,052.4	7,712.3
Dividend paid	-	(1,000.0)	-	(3,000.0)
Cash balance after dividend payment	6,052.4	4,712.3	6,052.4	4,712.3

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.
(2) The impact from the movement of reporting currency (TRY) against local currencies of subsidiaries in other countries is included in these lines.

9

Fourth Quarter and Full Year 2017 Results

Operational Review of Turkcell Turkey

Summary of Operational Data	Quarter			Year
	Q416	Q417	y/y%	FY16	FY17	y/y%
Number of subscribers (million)	35.3	36.7	4.0%	35.3	36.7	4.0%
Mobile Postpaid (million)	17.4	18.5	6.3%	17.4	18.5	6.3%
Mobile M2M (million)	2.1	2.3	9.5%	2.1	2.3	9.5%
Mobile Prepaid (million)	15.7	15.6	(0.6%)	15.7	15.6	(0.6%)
Fiber (thousand)	1,043.9	1,204.3	15.4%	1,043.9	1,204.3	15.4%
ADSL (thousand)	818.0	921.4	12.6%	818.0	921.4	12.6%
IPTV (thousand)	359.7	505.9	40.6%	359.7	505.9	40.6%
Churn (%)
Mobile Churn (%)[1]	5.6%	7.1%	1.5pp	24.6%	20.5%	(4.1pp)
Fixed Churn (%)	5.3%	5.7%	0.4pp	18.9%	19.6%	0.7pp
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	29.2	30.4	4.1%	26.8	29.8	11.2%
Mobile ARPU, blended (excluding M2M)	30.9	32.3	4.5%	28.3	31.6	11.7%
Postpaid	41.6	43.8	5.3%	39.2	43.0	9.7%
Postpaid (excluding M2M)	46.8	49.6	6.0%	44.0	48.5	10.2%
Prepaid	15.6	15.1	(3.2%)	13.9	14.9	7.2%
Fixed Residential ARPU, blended	51.1	55.2	8.0%	51.1	53.6	4.9%
Average mobile data usage per user (GB/user)	2.8	4.3	53.6%	2.4	3.9	62.5%
Mobile MOU (Avg. Monthly Minutes of usage per subs) blended	331.3	353.4	6.7%	323.9	347.1	7.2%

(1) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10.) Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. Please note that figures for prior periods have not been restated to reflect this change in churn policy.

Our mobile subscriber base continued to expand and reached 34.1 million in FY17. We registered 1.0 million net subscriber additions during the year, marking the highest net additions of the past 6 years. This was driven by 1.1 million net additions to postpaid subscribers, comprising 54.2% (52.5%) of our total mobile subscriber base. In Q417 the mobile subscriber base declined by 537 thousand as 596 thousand prepaid subscribers, who last topped up between January and March, were disconnected in accordance with our churn policy. Meanwhile, our postpaid subscribers rose by 103 thousand net additions.

Our fixed subscriber base exceeded 2.1 million in Q417 with 52 thousand quarterly net additions. We registered 264 thousand net additions during the year, of which 160 thousand were fiber and 103 thousand were ADSL subscribers. IPTV subscribers reached 506 thousand with 39 thousand quarterly and 146 thousand annual net additions. Total TV users, including OTT TV only subscribers, reached 2.2 million. The Turkcell TV+ mobile application has been downloaded 6.6 million times as of February 2018.

Mobile churn declined 4.1pp for the full year, marking the lowest churn rate of the past 10 years. This was driven by our value focused customer strategy, service quality, an attractive digital services portfolio and targeted retention campaigns in 2017. In Q417, our mobile churn rate rose 1.5pp year-on-year due to the disconnection of prepaid subscribers in line with our churn policy as explained above. Excluding this impact, our mobile churn would have been at 5.5%. Our fixed churn rate was 5.7% for Q417 and 19.6% for the full year.

Mobile ARPU (excluding M2M) rose by 4.5% year-on-year in Q417. For the full year, mobile ARPU (excluding M2M) rose by 11.7%. Mobile ARPU growth was mainly driven by increased data and digital services usage, our upsell efforts, price adjustment and larger postpaid subscriber base. ARPU growth was also supported by the increased share of triple play subscribers, who use voice, data and digital services combined, to 55.8%1.

Fixed Residential ARPU rose 8.0% in Q417 year-on-year and 4.9% for the full year, positively impacted by the increase in multiplay subscribers with TV2 to 44.4% of total residential fiber subscribers, along with upsell efforts.

Average mobile data usage per user rose by 53.6% in Q417 year-on-year and 62.5% for the full year driven by increased usage of data and digital services offerings. Average mobile data usage of 4.5G users was at 5.9GB in Q417 and 6.0GB in December. Our smartphone penetration reached 72% in FY17, while 4.5G enabled smartphones reached 68% of total smartphones.

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Fourth Quarter and Full Year 2017 Results

(1) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(2) Multiplay subscribers with TV: Internet + TV users & internet + TV + voice users

TURKCELL INTERNATIONAL

lifecell* Financial Data	Quarter			Year
	Q416	Q417	y/y%	FY16	FY17	y/y%
Revenue (million UAH)	1,313.7	1,269.2	(3.4%)	4,837.5	4,876.0	0.8%
EBITDA (million UAH)	362.8	331.3	(8.7%)	1,356.4	1,326.5	(2.2%)
EBITDA margin	27.6%	26.1%	(1.5pp)	28.0%	27.2%	(0.8pp)
Net income / (loss) (million UAH)	(62.5)	(179.6)	187.4%	928.3	(503.6)	(154.2%)
Capex (million UAH)	847.0	414.3	(51.1%)	2,255.8	1,330.1	(41.0%)
Revenue (million TRY)	165.6	178.0	7.5%	570.7	664.7	16.5%
EBITDA (million TRY)	45.8	46.5	1.5%	159.9	180.7	13.0%
EBITDA margin	27.6%	26.1%	(1.5pp)	28.0%	27.2%	(0.8pp)
Net income / (loss) (million TRY)	(7.9)	(25.2)	219.0%	98.3	(69.0)	(170.2%)

 (*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues declined 3.4% year-on-year in Q417 in local currency terms, mainly due to the MTR cut from UAH0.23/min to UAH0.15/min, effective as of January 1, 2017. lifecell’s EBITDA in local currency terms decreased 8.7% year-on-year leading to an EBITDA margin of 26.1%. This was mainly due to the increase in radio costs in Q417. lifecell’s revenues in TRY terms rose by 7.5%, while EBITDA increased by 1.5% year-on-year in Q417.

For the full year, lifecell revenues in local currency terms rose by 0.8% with an EBITDA margin of 27.2%. In TRY terms, lifecell registered revenue growth of 16.5% while EBITDA rose by 13.0%.

lifecell* Operational Data	Quarter			Year
	Q416	Q417	y/y%	FY16	FY17	y/y%
Number of subscribers (million)[1]	12.4	11.1	(10.5%)	12.4	11.1	(10.5%)
Active (3 months)[2]	9.2	8.0	(13.0%)	9.2	8.0	(13.0%)
MOU (minutes) (12 months)	141.3	135.7	(4.0%)	140.5	129.4	(7.9%)
ARPU (Average Monthly Revenue per User), blended (UAH)	35.2	37.0	5.1%	31.3	33.8	8.0%
Active (3 months) (UAH)	46.0	52.3	13.7%	40.6	47.7	17.5%

(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
(*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell maintained its leadership in Ukraine in terms of 3G+ network geographical coverage. lifecell continued to grow three-month active 3G data users, which exceeded 3.8 million as at the end of the quarter. Meanwhile, data usage per 3G user posted 75% growth in Q417 on a year-on-year basis. lifecell continued to lead the market in terms of smartphone penetration, which reached 68% as at the end of Q417.

lifecell’s three-month active subscriber base declined to 8.0 million, mainly due to the declining multiple SIM card usage trend in the country. Blended ARPU (3-month active) rose by 13.7% year-on-year in Q417, mainly on rising mobile data consumption and a greater number of customers with higher ARPU tariffs.

On January 31, 2018, lifecell participated in the 2600 MHz frequency tender as part of the 4G License Tender. lifecell has been awarded the license for 15 years, bidding UAH909 million for the 15 MHz frequency band, the total of Lot 1 and Lot 2. Within the scope of the 4G tender, the 1800 MHz frequency tender is expected to be held in the first quarter of 2018.

11

Fourth Quarter and Full Year 2017 Results

BeST*	Quarter			Year
	Q416	Q417	y/y%	FY16	FY17	y/y%
Number of subscribers (million)	1.6	1.6	-	1.6	1.6	-
Active (3 months)	1.2	1.3	8.3%	1.2	1.3	8.3%
Revenue (million BYN)	26.5	30.4	14.7%	98.6	111.8	13.4%
EBITDA (million BYN)	1.6	1.8	12.5%	3.9	4.3	10.3%
EBITDA margin	6.1%	6.0%	(0.1pp)	4.0%	3.8%	(0.2pp)
Net loss (million BYN)	(9.9)	(9.4)	(5.1%)	(43.5)	(42.0)	(3.4%)
Capex (million BYN)	3.3	5.1	54.5%	11.1	13.3	19.8%
Revenue (million TRY)	44.5	58.2	30.8%	150.0	210.4	40.3%
EBITDA (million TRY)	2.8	3.5	25.0%	6.2	8.0	29.0%
EBITDA margin	6.2%	6.0%	(0.2pp)	4.1%	3.8%	(0.3pp)
Net loss (million TRY)	(16.5)	(18.0)	9.1%	(65.6)	(79.2)	20.7%
Capex (million TRY)	7.8	10.6	35.9%	19.9	25.4	27.6%

(*)BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues rose by 14.7% year-on-year in Q417 in local currency terms, driven mainly by growth in voice and mobile data revenues. EBITDA rose by 12.5% leading to an EBITDA margin of 6.0%. BeST’s revenues in TRY terms rose by 30.8% year-on-year in Q417.

For the full year, revenues in local currency terms rose by 13.4%, while EBITDA increased by 10.3% leading to an EBITDA margin of 3.8%. Revenues in TRY terms increased by 40.3%, while EBITDA rose by 29.0%.

BeST continued to offer its 4G services in all regions of Belarus increasing its coverage. The increased number of 4G users and higher data consumption led to increased data revenues. Meanwhile, BeST continued to increase the penetration of its digital services within its customer base in accordance with Turkcell’s global digital services strategy.

Kuzey Kıbrıs Turkcell (million TRY)*	Quarter			Year
	Q416	Q417	y/y%	FY16	FY17	y/y%
Number of subscribers (million)	0.5	0.5	-	0.5	0.5	-
Revenue	35.7	41.2	15.4%	135.9	158.2	16.4%
EBITDA	12.3	10.6	(13.8%)	50.0	53.0	6.0%
EBITDA margin	34.4%	25.7%	(8.7pp)	36.8%	33.5%	(3.3pp)
Net income	3.6	7.7	113.9%	28.6	34.0	18.9%
Capex	11.4	14.2	24.6%	24.4	41.8	71.3%

(*) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues grew by 15.4% year-on-year in Q417 on the back of growing mobile data and device sales revenues. EBITDA declined by 13.8% leading to an EBITDA margin of 25.7%, mainly due to the increase in cost of devices sold and interconnection costs.

For the full year, revenues rose by 16.4%, while EBITDA growth was 6.0%. This led to a 3.3pp decline in EBITDA margin to 33.5% mainly due to increased cost of devices sold.

Fintur has operations in Azerbaijan, Kazakhstan, Moldova and Georgia, and we hold a 41.45% stake in the company. In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016.

12

Fourth Quarter and Full Year 2017 Results

On January 25th, 2018, Fintur has signed a binding agreement with Silknet JSC, a joint stock company in Georgia, to transfer its 100% total shareholding in Geocell, for US$153 million. The transaction is expected to be completed once regulatory approvals are received. The transaction has no impact on our financial statements since Fintur is classified as “assets held for sale” in our financials.

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 50.2 million as of December 31, 2017. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and Turkcell Europe.

Turkcell Group Subscribers	Q416	Q417	y/y %
Mobile Postpaid (million)	17.4	18.5	6.3%
Mobile Prepaid (million)	15.7	15.6	(0.6%)
Fiber (thousand)	1,043.9	1,204.3	15.4%
ADSL (thousand)	818.0	921.4	12.6%
IPTV (thousand)	359.7	505.9	40.6%
Turkcell Turkey subscribers (million)[1]	35.3	36.7	4.0%
Ukraine	12.4	11.1	(10.5%)
Belarus	1.6	1.6	-
Kuzey Kıbrıs Turkcell	0.5	0.5	-
Turkcell Europe[2]	0.3	0.3	-
Turkcell Group Subscribers (million)	50.1	50.2	0.2%

(1) Subscribers to more than one service are counted separately for each service.
(2) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Year
	Q416	Q317	Q417	y/y%	q/q%	FY16	FY17	y/y%
GDP Growth (Turkey)	4.2%	11.1%	n.a.	n.a.	n.a.	3.2%	n.a.	n.a.
Consumer Price Index (Turkey)	3.6%	1.3%	4.3%	0.7pp	3.0pp	8.5%	11.9%	3.4pp
US$ / TRY rate
Closing Rate	3.5192	3.5521	3.7719	7.2%	6.2%	3.5192	3.7719	7.2%
Average Rate	3.2591	3.4999	3.7942	16.4%	8.4%	3.0059	3.6308	20.8%
EUR / TRY rate
Closing Rate	3.7099	4.1924	4.5155	21.7%	7.7%	3.7099	4.5155	21.7%
Average Rate	3.5147	4.1241	4.4747	27.3%	8.5%	3.3179	4.1087	23.8%
US$ / UAH rate
Closing Rate	27.19	26.52	28.07	3.2%	5.8%	27.19	28.07	3.2%
Average Rate	25.88	25.94	27.05	4.5%	4.3%	25.56	26.64	4.2%
US$ / BYN rate*
Closing Rate	1.9585	1.9623	1.9727	0.7%	0.5%	1.9585	1.9727	0.7%
Average Rate	1.9403	1.9404	1.9812	2.1%	2.1%	1.9846	1.9278	(2.8%)

* The official currency of the Republic of Belarus has been redenominated on July 1, 2016. As a result, BYR10,000 has become BYN1 starting from 1 July 2016. Prior periods have been adjusted accordingly for presentation purposes.

13

Fourth Quarter and Full Year 2017 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Quarter			Year
	Q416	Q417	y/y%	FY16	FY17	y/y%
Adjusted EBITDA	1,371.1	1,738.9	26.8%	4,619.5	6,228.3	34.8%
Depreciation and amortization	(604.3)	(700.5)	15.9%	(2,203.2)	(2,597.0)	17.9%
Finance income	493.9	471.3	(4.6%)	1,064.8	1,090.4	2.4%
Finance costs	(692.2)	(578.0)	(16.5%)	(1,237.6)	(1,413.3)	14.2%
Other income / (expense)	(44.4)	(625.8)	n.m	(234.3)	(698.9)	198.3%
Consolidated profit from continued operations before income tax & minority interest	524.1	305.8	(41.7%)	2,009.2	2,609.5	29.9%
Income tax expense	(111.3)	(69.5)	(37.6%)	(423.2)	(571.8)	35.1%
Consolidated profit from continued operations before minority interest	412.8	236.3	(42.8%)	1,586.0	2,037.8	28.5%
Discontinued operations	(44.4)	-	n.m	(42.2)	-	n.m
Consolidated profit before minority interest	368.4	236.3	(35.9%)	1,543.8	2,037.8	32.0%

14

Fourth Quarter and Full Year 2017 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2018. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch and goals of our payment card business, our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.
Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2016 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.
The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 9 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany, Azerbaijan, Kazakhstan, Georgia, Moldova. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. In 2G and 3G, Turkcell’s population coverage in Turkey is at 99.61% and 97.94%, respectively, as of December, 2017. Turkcell offers up to 1 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY17.6 billion revenue in FY17 with total assets of TRY34.0 billion as of December 31, 2017. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

15

Fourth Quarter and Full Year 2017 Results

Appendix A – Tables

Table: Translation gain and loss details
Million TRY	Quarter			Year
	Q416	Q417	y/y %	FY16	FY17	y/y %
Turkcell Turkey	(499.1)	(284.7)	(43.0%)	(759.5)	(564.9)	(25.6%)
Turkcell International	(29.6)	(9.4)	(68.2%)	(37.4)	(8.3)	(77.8%)
Other Subsidiaries	6.3	(62.7)	n.m	7.2	(145.3)	n.m
Turkcell Group	(522.4)	(356.7)	(31.7%)	(789.7)	(718.5)	(9.0%)

Table: Income tax expense details

Million TRY	Quarter			Year
	Q416	Q417	y/y %	FY16	FY17	y/y %
Current Tax expense	(12.4)	(84.3)	579.8%	(200.7)	(438.0)	118.2%
Deferred Tax Income/expense	(98.9)	14.8	(115.0%)	(222.5)	(133.8)	(39.9%)
Income Tax expense	(111.3)	(69.5)	(37.6%)	(423.2)	(571.8)	35.1%

16

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2017	31 December 2016
Assets
Property, plant and equipment	11	9,665,408	8,195,705
Intangible assets	12	8,340,410	8,235,989
Telecommunication licenses		5,720,398	6,160,536
Computer software		2,346,236	1,838,409
Other intangible assets		273,776	237,044
Investment properties	14	980	46,270
Trade receivables		155,634	235,393
Receivables from financial services	20	1,297,597	909,466
Deferred tax assets	18	96,060	51,255
Held to maturity investments		654
Other non-current assets	17	356,620	575,234
Total non-current assets		19,913,363	18,249,312

Inventories	21	104,102	131,973
Trade receivables and accrued revenue	19	2,848,572	3,289,904
Due from related parties	37	5,299	5,861
Receivables from financial services	20	2,950,523	1,486,906
Derivative financial instruments	32	981,396	390,958
Held to maturity investments		11,338	-
Cash and cash equivalents	23	4,712,333	6,052,352
Other current assets	22	1,160,605	770,135
Subtotal		12,774,168	12,128,089
Assets classified as held for sale	16	1,294,938	1,222,757

Total current assets		14,069,106	13,350,846

Total assets		33,982,469	31,600,158

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares	24	(56,313)	(65,607)
Additional paid-in capital		35,026	35,026
Reserves		1,542,679	1,102,896
Remeasurements of employee termination benefit		(44,776)	(41,786)
Retained earnings		11,312,276	12,780,967
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		14,989,161	16,011,765
Non-controlling interests		55,927	56,632

Total equity		15,045,088	16,068,397

Liabilities
Borrowings	27	8,257,995	6,935,102
Employee benefit obligations	28	197,666	164,553
Provisions	30	197,418	187,541
Deferred tax liabilities	18	651,122	458,160
Other non-current liabilities	26	409,337	427,547
Total non-current liabilities		9,713,538	8,172,903

Borrowings	27	4,278,154	2,846,060
Current tax liabilities		103,105	71,638
Trade and other payables	31	3,696,466	4,101,991
Due to related parties	37	6,980	11,201
Deferred revenue	29	193,831	93,800
Provisions	30	835,199	192,442
Derivative financial instruments	32	110,108	41,726
Total current liabilities		9,223,843	7,358,858

Total liabilities		18,937,381	15,531,761

Total equity and liabilities		33,982,469	31,600,158

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2017	2016	2015

Revenue	5	17,026,401	14,100,863	12,769,415
Revenue from financial services	5	605,663	184,698	-
Total revenue		17,632,064	14,285,561	12,769,415

Cost of revenue	10	(11,073,465)	(9,166,384)	(7,769,483)
Cost of revenue from financial services	10	(276,709)	(70,223)	-
Total cost of revenue		(11,350,174)	(9,236,607)	(7,769,483)

Gross profit		5,952,936	4,934,479	4,999,932
Gross profit from financial services		328,954	114,475	-
Total gross profit		6,281,890	5,048,954	4,999,932

Other income	6	74,438	78,569	44,454
Selling and marketing expenses	10	(2,005,420)	(1,910,947)	(1,901,859)
Administrative expenses	10	(645,196)	(721,849)	(625,279)
Other expenses	6	(773,329)	(312,801)	(270,446)
Operating profit		2,932,383	2,181,926	2,246,802

Finance income	8	1,090,449	1,064,794	756,039
Finance costs	8	(1,413,315)	(1,237,593)	(799,514)
Net finance costs		(322,866)	(172,799)	(43,475)

Profit before income tax		2,609,517	2,009,127	2,203,327

Income tax expense	9	(571,758)	(423,160)	(667,112)
Profit from continuing operations		2,037,759	1,585,967	1,536,215

(Loss)/profit from discontinued operations (attributable to owners of the Company)		-	(42,164)	367,336

Profit for the year		2,037,759	1,543,803	1,903,551

Profit for the year is attributable to:
Owners of the Company		1,979,129	1,492,088	2,067,654
Non-controlling interests		58,630	51,715	(164,103)
Total		2,037,759	1,543,803	1,903,551

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	25	0.90	0.68	0.94
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	25	0.90	0.70	0.77
Basic and diluted earnings/(losses) per share for profit /(loss) from discontinued operations attributable to owners of the Company (in full TL)	25	-	(0.02)	0.17

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
For the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	2017	2016	2015

Profit for the year	2,037,759	1,543,803	1,903,551

Other comprehensive (expense):

Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	(3,738)	(34,532)	(13,466)
Income tax relating to this item	748	7,066	2,563
	(2,990)	(27,466)	(10,903)

Items that may be reclassified to profit or loss:
Changes in cash flow hedge reserve	-	-	719
Exchange differences on translation of foreign operations	27,959	63,920	166,730
Exchange differences arising from discontinued operations	72,190	154,552	(551,196)
Income tax relating to these items	(107,299)	(87,381)	(5,749)
	(7,150)	131,091	(389,496)
Other comprehensive (loss)/income for the year, net of income tax	(10,140)	103,625	(400,399)
Total comprehensive income for the year	2,027,619	1,647,428	1,503,152

Total comprehensive income for the year is attributable to:
Owners of the Company	1,968,102	1,594,465	1,616,867
Non-controlling interests	59,517	52,963	(113,715)
Total	2,027,619	1,647,428	1,503,152

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations	1,903,109	1,496,209	1,798,094
Discontinued operations	64,993	98,256	(181,227)
Total	1,968,102	1,594,465	1,616,867

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal eeserve (*)	Cash flow hedge reserve (*)	Reserve for non-controlling interest put option (*)	Remeasurements of employee termination benefit	Foreign currency translation reserve (*)	Retainedearnings	Total	Non-controlling interests	Totalequity
Balance at 1 January 2015	2,200,000	-	35,026	269	839,284	(719)	(758,432)	(3,417)	350,254	14,431,158	17,093,423	(382,778)	16,710,645
Total comprehensive income/(loss):
Profit for the year	-	-	-	-	-	-	-	-	-	2,067,654	2,067,654	(164,103)	1,903,551
Other comprehensive income/(loss):
Foreign currency translation differences	-	-	-	-	-	-	(229,173)		(211,430)	-	(440,603)	50,388	(390,215)
Remeasurements of employee termination benefit	-	-	-	-	-	-	-	(10,903)	-	-	(10,903)	-	(10,903)
Change in cash flow hedge reserve	-	-	-	-	-	719	-	-	-	-	719	-	719
Other comprehensive loss for the year, net of income tax	-	-	-	-	-	719	(229,173)	(10,903)	(211,430)	-	(450,787)	50,388	(400,399)
Total comprehensive income for the year	-	-	-	-	-	719	(229,173)	(10,903)	(211,430)	2,067,654	1,616,867	(113,715)	1,503,152
Transfers	-	-	-	-	372,068	-	-	-	-	(372,068)	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	-	(3,925,000)	(3,925,000)	(100,515)	(4,025,515)
Change in fair value of non-controlling interest	-	-	-	-	-	-	498,540	-	-	-	498,540	-	498,540
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	(929,013)	(929,013)	661,093	(267,920)
Balance at 31 December 2015	2,200,000	-	35,026	269	1,211,352	-	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902

Balance at 1 January 2016	2,200,000	-	35,026	269	1,211,352	-	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902
Total comprehensive income/(loss):
Profit for the year	-	-	-	-	-	-	-	-	-	1,492,088	1,492,088	51,715	1,543,803
Other comprehensive income/(loss):
Foreign currency translation differences	-	-	-	-	-	-	(133,222)	-	263,065	-	129,843	1,248	131,091
Remeasurements of employee termination benefits	-	-	-	-	-	-	-	(27,466)	-	-	(27,466)	-	(27,466)
Other comprehensive income for the year, net of income tax	-	-	-	-	-	-	(133,222)	(27,466)	263,065	-	102,377	1,248	103,625
Total comprehensive income for the year	-	-	-	-	-	-	(133,222)	(27,466)	263,065	1,492,088	1,594,465	52,963	1,647,428
Transfers	-	-	-	-	(16,148)	-	-	-	-	16,148	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	(51,416)	(51,416)
Change in fair value of non-controlling interests	-	-	-	-	-	-	128,090	-	-	-	128,090	-	128,090
Transactions with non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(9,000)	(9,000)
Acquisition of treasury shares (-) (Note 24)	-	(65,607)	-	-	-	-	-	-	-	-	(65,607)	-	(65,607)
Balance at 31 December 2016	2,200,000	(65,607)	35,026	269	1,195,204	-	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397

Balance at 1 January 2017	2,200,000	(65,607)	35,026	269	1,195,204	-	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397
Total comprehensive income/(loss):
Profit for the year	-	-	-	-	-	-	-	-	-	1,979,129	1,979,129	58,630	2,037,759
Other comprehensive income/(loss):
Foreign currency translation differences	-	-	-	-	-	-	(45,848)	-	37,811	-	(8,037)	887	(7,150)
Remeasurements of employee termination benefits	-	-	-	-	-	-	-	(2,990)	-	-	(2,990)	-	(2,990)
Other comprehensive loss for the year, net of income tax	-	-	-	-	-	-	(45,848)	(2,990)	37,811	-	(11,027)	887	(10,140)
Total comprehensive income for the year	-	-	-	-	-	-	(45,848)	(2,990)	37,811	1,979,129	1,968,102	59,517	2,027,619
Transfers	-	-	-	-	447,820	-	-	-	-	(447,820)	-	-	-
Dividends paid	-	9,294	-	-	-	-	-	-	-	(3,000,000)	(2,990,706)	(60,222)	(3,050,928)
Balance at 31 December 2017	2,200,000	(56,313)	35,026	269	1,643,024	-	(540,045)	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2017	2016	2015
Cash flows from operating activities:
Profit before income tax from
Continuing operations		2,037,759	1,585,967	1,536,215
Discontinued operations		-	(42,164)	367,336
Profit before income tax including discontinued operations		2,037,759	1,543,803	1,903,551

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	11-14	1,501,579	1,281,539	1,118,499
Amortization of intangible assets	12	1,095,401	921,812	549,251
Net finance income		165,387	(117,598)	(515,040)
Fair value adjustments to derivatives		(562,562)	(383,452)	-
Income tax expense	9	571,758	423,160	667,112
Gain on sale of property, plant and equipment		(33,837)	(25,010)	(13,141)
Unrealized foreign exchange losses on operating assets		966,340	545,287	579,372
Provisions		980,040	197,543	196,588
Share of losses/(profits) of discontinued operations		-	42,164	(367,336)
Deferred revenue	29	131,486	(20,350)	8,095
		6,853,351	4,408,898	4,126,951
Change in operating assets/liabilities
Change in trade receivables	19	613,404	1,197,053	(821,208)
Change in due from related parties	37	1,107	7,514	3,907
Change in receivables from financial services	20	(1,931,538)	(2,396,372)	-
Change in inventories	21	27,871	(62,090)	(4,526)
Change in other current assets	22	(198,268)	643,444	(771,583)
Change in other non-current assets	17	15,012	78,770	(70,030)
Change in due to related parties	37	(4,099)	4,302	(20,530)
Change in trade and other payables	31	(507,043)	(2,733,901)	348,472
Change in other non-current liabilities	26	(82,018)	(14,477)	(14,088)
Change in employee benefit obligations	28	(18,627)	15,151	5,125
Changes in other working capital		(265,518)	29,286	23,423
Cash generated from operations		4,503,634	1,177,578	2,805,913

Interest paid		(909,881)	(434,521)	(153,529)
Income tax paid		(492,487)	(135,920)	(751,078)
Net cash inflow from operating activities		3,101,266	607,137	1,901,306
Cash flows from investing activities:
Acquisition of property, plant and equipment	11	(2,937,195)	(2,572,401)	(2,135,358)
Acquisition of intangible assets	12	(1,172,847)	(855,097)	(2,461,612)
Proceeds from sale of property, plant and equipment		58,740	49,639	24,192
Proceeds from currency option contracts		-	-	1,070
Proceeds from advances given for acquisition of property, plant and equipment		205,580	(209,686)	228,070
Proceeds from financial assets		-	-	19,350
Payments for held to maturity investment		(11,992)	-	-
Interest received		553,066	610,837	761,328
Net cash outflow from investing activities		(3,304,648)	(2,976,708)	(3,562,960)

Cash flows from financing activities:
Acquisition of non-controlling interest		-	-	(267,920)
Capital decrease in subsidiaries		-	(9,000)	-
Proceeds from issues of loans and borrowings		24,102,643	9,381,318	4,866,381
Proceeds from issues of bonds		209,808	167,500	1,439,862
Repayment of borrowings		(22,265,088)	(4,932,768)	(6,551,001)
Repayment of bonds		(379,660)	-	-
Dividends paid to shareholders		(2,990,706)	-	(3,925,000)
Dividends paid to non-controlling interest in subsidiaries		(60,222)	(51,416)	(100,515)
Acquisition of treasury shares		-	(65,607)	-
(Increase)/decrease in cash collateral related to loans		(183,518)	349,004	(349,243)
Net cash (outflow)/inflow from financing activities		(1,566,743)	4,839,031	(4,887,436)

Net (decrease)/increase in cash and cash equivalents		(1,770,125)	2,469,460	(6,549,090)

Cash and cash equivalents at 1 January		6,052,352	2,918,796	9,031,881

Effects of exchange rate changes on cash and cash equivalents		430,106	664,096	436,005

Cash and cash equivalents at 31 December	23	4,712,333	6,052,352	2,918,796

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the consolidated financial statements
Page
1. Reporting entity	7
2. Basis of preparation and summary of significant accounting policies	8
3. Financial risk management	38
4. Segment information	40
5. Revenue	43
6. Other income and expenses	43
7. Employee benefit expenses	43
8. Finance income and costs	44
9. Income tax expense	45
10. Expenses by nature	47
11. Property, plant and equipment	49
12. Intangible assets	51
13. Impairment of assets	54
14. Investment property	55
15. Investments accounted for using the equity method	58
16. Asset held for sale discontinued operation	59
17. Other non-current assets	60
18. Deferred tax assets and liabilities	61
19. Trade receivables and accrued revenue	62
20. Receivables from financial services	63
21. Inventory	63
22. Other current assets	63
23. Cash and cash equivalents	64
24. Equity	64
25. Earnings per share	66
26. Other non-current liabilities	66
27. Loans and borrowings	67
28. Employee benefit	69
29. Deferred revenue	70
30. Provisions	71
31. Trade and other payables	72
32. Derivative financial instruments	73
33. Financial instruments	75
34. Operating leases	85
35. Guarantees and purchase obligations	85
36. Commitments and contingencies	86
37. Related parties	91
38. Subsidiaries	95
39. Cash flow information	97
40. Subsequent events	97

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport, Maritime Affairs and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G licence, the Company pays in cash the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly tax levy namely ‘treasury share’ equal to 15% of the Company’s gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G license tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016. For details please refer to Note 12.

On 25 June 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company started to pay 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

The Company’s parent is Turkcell Holding A.S., which holds 51% of the Company’s shares as of 31 December 2017. The main shareholders of Turkcell Holding A.S. are TeliaSonera Finland Oyj (Sonera), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

After failure to comply with corporate governance principles for election of independent board members, the CMB appointed 3 independent board members and 4 members, of which 2 members were chosen from the independent nominees list submitted by Sonera, as board members who satisfy the independence criteria in 2013. All members shall serve as members until new members are elected by the general assembly or until the CMB announces a new resolution. After appointment of board members by the CMB, Turkcell board is comprised of 7 non-executive board members who satisfy the independence criteria and of which 3 are independent board members.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity (continued)

The consolidated financial statements of the Company as at and for the year ended 31 December 2017 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 38. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2017.

2.	Basis of preparation and summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of Turkcell İetişim Hizmetleri A.Ş. and its subsidiaries and the Group’s interest in an associate.

(a)	Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2016 were authorized for issue by the Board of Directors on 15 February 2017.

The consolidated financial statements as at and for the year ended 31 December 2017 were authorized for issue by the Board of Directors on 15 February 2018.

(b)	Historical cost convention

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

-	Derivative financial instruments

-	Consideration payable in relation to the acquisition of Belarusian Telecom

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(c)	Functional and presentation currency

(i)	Transactions and balances

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Translation differences are recognized in profit or loss, except for translation differences on available-for-sale financial assets, which are recognized in other comprehensive income.

Foreign exchange gains and losses are recognized in profit or loss, except:

•	For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

Foreign exchange differences that are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.
(ii)	Foreign operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
•
income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable becomes older.

Capitalization and useful lives of assets

The useful lives and residual values of the Group’s assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Belarusian Telecom has 10 years of special GSM and UMTS services licenses acquired on 26 August 2008. In addition, the license period has been committed and signed for an additional 10 years for an insignificant fee. The amortization on the consolidated financial statements has been recognized on the assumption that the duration of the license would be extended.

Gross versus net presentation of revenue

When the Group acts as principal in sale of goods or rendering of services, revenue from customers and costs with suppliers are reported on a gross basis. When the Group acts as agent in sale of goods or rendering of services, revenue from customer and costs with suppliers are reported on a net basis, representing the net margin earned. Whether the Group is acting as principal or agent depends on management’s analysis of both legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and costs but do not impact reported assets, liabilities or cash flows.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (continued)

(d) Use of estimates and judgments (continued)

Multiple element arrangements

In arrangements which include multiple elements where the Group acts as principal, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts is allocated among the different units according the following criteria:

•	the component has standalone value to the customer; and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integrated part of the remaining components of the transaction.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 36, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) during the year arising in the ordinary course of business. All of these investigations and litigations are evaluated by the Group Management in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed or accounted in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from Group Management’s expectations. As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Annual impairment review

The Group tests annually whether goodwill and intangible asset not yet available for use have suffered any impairment in accordance with IAS 36 “Impairment of Assets”. Additionally, the carrying amounts of Group’s nonfinancial assets are reviewed at each reporting date to determine whether there is an indication of impairment. If any indication exists the assets recoverable amount is estimated based on fair value less cost of disposal calculations. These calculations require the use of estimates as discussed in Note 13.

As at 31 December 2014, the Group  has impaired its assets in Crimea region amounting to TL 19,897. As at 31 December 2017, the Group has impaired its assets in Luhansk and Donetsk regions amounting to TL 10,872.

Current and potential future political and economic changes in Belarus and Ukraine could have an adverse effect on the subsidiaries operating in these countries. The economic stability of Belarus and Ukraine depends on the economic measures that will be taken by the governments and the outcomes of the legal, administrative and political processes in these countries. These processes are beyond the control of the subsidiaries established in these countries.

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to foreign currency and interest rate risks related to borrowings, the subscriber’s purchasing power, liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As at 31 December 2017, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances and the achievability of the financials projections used in the impairment assessments.

Fair value measurements and valuation processes

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Group can engage third party qualified valuers to perform the valuation, if necessary. The management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 33.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company does not recognize any revenue for the device in these transactions by considering the below factors:

- the Company is not primary obligor for the sale of handset,
- the Company does not have control over the sale prices of handsets,
- the Company has no inventory risk,
- the Company has no responsibility on technical compability of equipment delivered to customers
- the responsibility after sale belongs to the distributor and
- the Company does not make any modification on the equipment.

(e)	Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(af), the Group did not make any significant changes to its accounting policies during the current year.

(f)	Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.

The Company does not have significant changes in accounting estimates during the year.

(g)	Comparative information and revision of prior period financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

The consolidated financial statements of the Group have been prepared consistent with prior periods.

2.	Basis of preparation and summary of significant accounting policies (continued)

(g)	Comparative information and revision of prior period financial statements (continued)

(h)	Principles of consolidation and equity accounting

(i)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

•	the fair value of the assets transferred
•	liabilities incurred to the former owners of the acquired business
•	equity interests issued by the Group
•	the fair value of any asset or liability resulting from a contingent consideration arrangement, and
•	the fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previously held equity interest in the acquired entity over the fair value of the net identifiable assets acquired. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.canc Contingent consideration classified as equity is not subject to remeasurement.  Instead, any gain or loss at settlement is recorded as an adjustment to equity through other comprehensive income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquire is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(ii)	Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Non -controlling interest has not been attributed to Belarus Telekom on the grounds that net assets of Belarus Telekom is negative, Belarus Telekom is financed solely by the Company and management’s assessment of relevant articles of the share purchase agreement with the non-controlling shareholder.

Turkcell Finansman A.Ş. (“Turkcell Finansman”) sold financial loans amounting to TL 87,589 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (“Fund”) founded by Aktif Yatırım Bankası A.Ş. on 14 April 2017 in order to create funds for issuance of Asset Backed Securities (“ABS”) which will be issued by the Fund in a structure where Turkcell Finansman will act as the source organization. Turkcell Finansman sold second financial loans amounting to TL 89,607 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (“Fund”) founded by Aktif Yatırım Bankası A.Ş. on 22 August 2017. Turkcell Finansman transferred its contractual rights to receive cash flows from the financial loans that have been sold to the Fund resulting in de-recognition of the related assets from its consolidated financial statements. Moreover, the Company did not consolidate the Fund since the activities of the Fund are not controlled by the Company and the Fund has been defined as a structured entity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(iii)	Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company. The Group’s ownership interest in lifecell was increased to 100% in 2015 and the difference between the non-controlling interests derecognized and the consideration paid for the acquisition of shares amounting to TL 929,013 was recognized in equity under retained earnings.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(iv)	Business combinations under common control

Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity’s results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(vi)	Put option over shares relating to non-controlling interests

Where a put option is written by the Group on shares in an existing subsidiary held by non-controlling interests, the Group recognizes a financial liability at the present value of the redemption amount to reflect the put option. If the ownership risks and rewards of the shares relating to the put option is attributable to Group, the non-controlling interest is derecognized. The difference between the put option liability and the non-controlling interests derecognized is recognized in equity. For business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss.

Reserve for put option over shares relating to non-controlling interests included in equity arises from the difference between the fair value of the put option written by Fintur Holdings B.V. (“Fintur”) on non-controlling shares in one of its subsidiaries and the derecognized non-controlling interests relating to that put option.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(vii)	Investments in associates

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in that entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.
Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

On acquisition of an associate, any excess of the cost of the investment over the Group’s share of the net fair values of the associate’s identifiable assets and liabilities is recognized as goodwill, which is included in the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is included as part of the Group’s share of the associate profit or loss in the period in which the investment is acquired.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in (Note 15). The Group measures an associate that is classified as held for sale at the lower of its carrying amount at the date of classification as held for sale and fair value less costs of disposal. Equity accounting ceases once an associate is classified as held for sale.

(i)	Financial instruments

(i)	Classification

The Group classifies its financial assets in the following categories:
•	financial assets at fair value through profit or loss,
•	loans and receivables,
•	held-to-maturity investments, and
•	available-for-sale financial assets.

The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period. See Note 33 for details about each type of financial asset.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(ii)	Reclassification

The Group may choose to reclassify a non-derivative trading financial asset out of the held for trading category if the financial asset is no longer held for the purpose of selling it in the near term. Financial assets other than loans and receivables are permitted to be reclassified out of the held for trading category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term. In addition, the Group may choose to reclassify financial assets that would meet the definition of loans and receivables out of the held for trading or available-for-sale categories if the Group has the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification.

Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortized cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made. Effective interest rates for financial assets reclassified to loans and receivables and held-to-maturity categories are determined at the reclassification date. Further increases in estimates of cash flows adjust effective interest rates prospectively.

(iii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to profit or loss as gains and losses from investment securities.

(iv)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value are recognized as follows:

•	for ‘financial assets at fair value through profit or loss’ – in profit or loss
•
for available-for-sale financial assets that are monetary securities denominated in a foreign currency – translation differences related to changes in the amortized cost of the security are recognized in profit or loss and other changes in the carrying amount are recognized in other comprehensive income

•	for other monetary and non-monetary securities classified as available-for-sale – in other comprehensive income

Dividends on financial assets at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss when the Group’s right to receive payments is established.

Details on how the fair value of financial instruments is determined are disclosed in Note 33.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(iv)	Impairment
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.
For loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in profit or loss.
Impairment testing of trade receivables is described in Note 33.
If there is objective evidence of impairment for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in profit or loss.
Impairment losses on equity instruments that were recognised in profit or loss are not reversed through profit or loss in a subsequent period.
If the fair value of a debt instrument classified as available-for-sale increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through profit or loss.
(v)	Derecognition of financial assets
The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(vi)	Income recognition
Interest income is recognised using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.
Dividends are recognised as revenue when the right to receive payment is established. This applies even if they are paid out of pre-acquisition profits. However, the investment may need to be tested for impairment as a consequence.
(vii)	Derivative financial instruments
Forward foreign exchange, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and option transaction fair values are calculated with market levels of interest rates and Central Bank of Republic of Turkey (CBRT) exchange rates via Bloomberg financial terminal. If market levels are not available for valuation date, fair value for forward contracts will be value of discounted future value of difference between contract price level and forward value of CBRT exchange rate with risk fee rates for the period. Interest rate and currency swaps will be valued with the difference of discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.
(viii)	Offsetting financial assets and financial liabilities
Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforcable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.
(j)	Cash and cash equivalents
For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(k)	Trade receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. See Note 33 for a description of the Group’s impairment policies.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(l)	Property, plant and equipment
(i)	Recognition and measurement
Items of property, plant and equipment are stated at historical cost less depreciation and impairment losses. Property, plant and equipment related to the Company and its subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation. However, decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%. Accordingly, the economy of Belarus was considered to transit out of hyperinflationary status and 2015 is determined to be appropriate to cease applying IAS 29. Therefore, subsidiaries operating in Belarus ceased applying
IAS 29 in 2015.
Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.
Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.
Gains and losses on disposals are determined by comparing proceeds with the carrying amount. There are recognized included in profit or loss.
Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
(ii)	Subsequent costs
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(l)	Property, plant and equipment (continued)
(iii)	Depreciation
Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the group will obtain ownership at the end of the lease term.
Land is not depreciated.
The estimated useful lives are as follows:

Buildings	21 – 25 years
Mobile network infrastructure	4 – 20 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Equipment, fixtures and fittings	2 – 10 years
Motor vehicles	4 – 6 years
Central betting terminals	5 – 10 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.
(iv)	Borrowing costs
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.
(m)	Intangible assets
(i)	Telecommunication licenses
Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.
Amortization
Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The useful lives for telecommunication licenses are as follows:
Telecommunications licenses	3 – 25 years

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(m)	Intangible assets (continued)

(ii)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.
Costs associated with maintaining computer software programmes are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognised as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software so that it will be available for use
•	management intends to complete the software and use or sell it
•	there is an ability to use or sell the software
•	it can be demonstrated how the software will generate probable future economic benefits
•	adequate technical, financial and other resources to complete the development and to use or sell the software are available, and
•	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.
Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The useful lives for computer software are as follows:

Computer software	3 – 8 years

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Indefeasible Rights of Use (“IRU”) are rights to use a portion of an asset’s capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset’s useful economic life. IRUs are amortized over the shorter of the underlying asset’s useful economic life and the contract term.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(m)	Intangible assets (continued)

(iii)	Other intangible assets (continued)

Amortization

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Transmission line software	5 – 10 years
Central betting system operating right	7 – 10 years
Customer base	2 – 15 years
Brand name	9 – 10 years
Indefeasible right of use	15 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

(n)	Investment properties

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost less depreciation and impairment losses.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(n)	Investment properties (continued)

Depreciation
Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The estimated useful lives are as follows:
Investment Property	25 - 45 years
Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.
(o)	Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2017 and 2016, inventories mainly consisted of mobile phones, sim-cards, and other devices.
(p)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.
(r)	Employee benefits

(i)	Short-term obligations

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as trade and other payables in the statement of financial position.
(ii)	Termination benefits

In accordance with the labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay up to a of maximum full TL 6,000 as at 31 December 2017, per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are presented as other expenses. Reserve for employee termination benefits is computed and reflected in the consolidated financial statements on a current basis. The reserve is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from retirement of employees. Reserve for employee termination benefits is calculated annually by independent actuaries using the projected unit credit method.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(r)	Employee benefits (continued)

(iii)	Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv)	Share-based payments

The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services acquired and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(v)	Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(s)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Onerous contracts

Present obligation arising under an onerous contract is recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(s)	Provisions (continued)

Dismantling, removal and restoring sites obligation
The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(t)	Revenue
Revenue is recognized at the fair value of the consideration received or receivable, net of returns, trade allowances and rebates. The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value added services, interconnect revenue, monthly fixed fees, SIM card sales and roaming revenue. Revenue from telecommunication services are recognized at the time services are rendered.
With respect to prepaid revenue, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services. Deferred revenue is recorded under current liabilities.
Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. Total arrangement consideration relating to a bundled contract is allocated to different units of accounting if:
•	each element in the arrangement has standalone value to the customer; and
•	fair value of each element can be measured reliably.
The arrangement consideration is allocated to each element based upon their relative fair values. If an element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining elements of the transaction.
Revenue allocated to products where the Group acts as principal is recognized when significant risks and rewards of ownership are transferred to the buyer, collection is probable, associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the products and the amount of revenue can be measured reliably.
Revenue from device sales is recognized when the device is delivered to the end customer and significant risks and rewards of ownership are transferred. For device sales made to intermediaries, revenue is recognized if significant risks and rewards of ownership associated with the device are transferred to the intermediary and the intermediary has no general right to return the device to receive a refund. If significant risks and rewards of ownership are not transferred, revenue is deferred until sale of the device to an end customer by the intermediary or expiry of any right of return.
The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Company. In certain campaigns, dealers make the handset sale to the subscribers instalments of which will be collected by the Company based on the letters of undertaking signed by the subscribers. With the letter of undertaking, the dealer assigns its receivables from handset sale to the distributor and the distributor assigns its receivables to the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(t)	Revenue (continued)

The Company pays the distributor net present value of the instalments to be collected from the subscribers and recognizes contracted receivables in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Company is classified as “undue assigned contracted receivables” in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is presented as “receivables from subscribers”. The Company collects the contracted receivables in installments during the contract period and does not recognize any revenue for the handset in these transactions as the Company does not act as principal for the sale of handset.
Starting from 2014, the subscribers has an option to buy handsets using bank loans instalments of which are collected by the Company on behalf of the bank. The Company does not bear any credit risk in these transactions. Since the Company collects receivables during the contract period and acts as agent for the sale of handset, the Company does not recognize any revenue for the handset in these transactions.
Starting from 2016 the Company and distributors started to offer the option to buy a device through Turkcell Financing loan, which will be collected by the Company. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period, and does not record revenue related to the device since it is not the main contractor in the device sale. Revenue from financial services comprise of interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.
Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included telecommunication services revenues.
Revenues from betting business mainly comprise of net takings earned to a maximum of 1.4% of gross takings as the head agent of fixed odds betting games and mobile agent revenues of 7.25% of mobile agency turnover after deducting VAT and gaming tax as the head agent. Revenues from betting business are recognized at the time all services related to the games are fully rendered. Under the agreement signed with Spor Toto Teşkilat Müdürlüğü A.Ş. (“Spor Toto”), Inteltek Internet Teknoloji Yatırım ve Danışmanlık A.Ş. (“Inteltek”) is obliged to undertake any excess payout, which is presented on a net basis.
Azerinteltek received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since Azerinteltek acts as principal, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all services related to the games are fully rendered.
Azerinteltek has been authorized for the Lottery games by Azerlotereya. Azerinteltek has been generating commission revenue over Lottery games turnover through its own agencies by applying 15% commission rate according to agreement between Azerinteltek and Azerlotereya. Commission revenues are recognized at the time all services related to the games are fully rendered.
SIM card sales are recognized upon delivery to distributors, net of returns, discounts and rebates. SIM card costs are also recognized upon sale of the SIM card to the distributors. SIM card sales are included telecommunication services revenues.
Call center revenues are recognized at the time services are rendered.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(t)	Revenue (continued)

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows.
The Company and the Ministry of Transport, Maritime Affairs and Communications, Directorate General of Communications signed a contract to continue the contract to establish and operate mobile communication infrastructure and operation in uncovered areas, (Phase 1) until 31 December 2018 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. Mobile broadband services will be added to the existing infrastructure established in accordance with Phase 1 in 1,799 rural locations. The new and the existing infrastructure will be operated together. As of 31 December 2017, the Company has recognized TL 257,866 revenue from its operations related to this contract. Since the Company acts as principal, revenue and operating costs are reported on a gross basis in these consolidated financial statements.
The revenue recognition policy for other revenues is to recognize revenue as services are provided.
Volume rebates or discounts and other contractual changes in the prices of roaming and other services are anticipated, as both the payer and the recipient, if it is probable that they have been earned or will take effect. Thus, contractual rebates and discounts are anticipated, but discretionary rebates and discounts are not anticipated because the definitions of asset and liability would not be met.
(u)	Leases
At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the group will obtain ownership at the end of the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.
Lease income from operating leases where the Group is a lessor is recognized as income on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(v)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(w)	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.
Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

(x)	Income taxes
The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(x)	Income taxes (continued)

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Companies within the Group may be entitled to claim special tax deductions for investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Turkey or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

(y)	Earnings per share
The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share (“EPS”) are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as “Basic and diluted EPS”.

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Turkey, entities can increase their share capital by distributing “Bonus share” to shareholders from retained earnings. In computing earnings per share, such “Bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

(z)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:
•	the capitalized costs can be measured reliably;
•	there is a contract binding the customer for a specific period of time; and
•
it is probable that the amount of the capitalized costs will be recovered through revenue generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract. In all other cases, subscriber acquisition costs are expensed when incurred.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(aa)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to profit or loss on a straight-line basis over the expected useful lives of the related assets.

(ab)	Non-current asset held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs of disposal.
An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs of disposal. A gain is recognized for any subsequent increases in fair value less costs of disposal of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

An associate must meet the conditions to be classified as held for sale. It is first measured in accordance with applicable standards. Such standard is IAS 28, and so the share of profits and remeasurement of carrying amounts are done in accordance with normal associate rules up to the point of classification as held for sale. The associate or joint venture is then measured in accordance with IFRS 5. It is measured at the lower of carrying amount and fair value less costs of disposal. Equity accounting is ceased from the date the held for sale criteria are met.

Non-current assets classified as held for sale are presented separately from the other assets in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.
(ac)	Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.
Where any Group company purchases the Company’s equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company.

(ad)	Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	Subsequent events

Events after the reporting date; Includes all events between the reporting date and the date on which the financial statements are authorized for issue, even if any announcement of profit or other selected financial information has been made publicly disclosed.

In case of events requiring correction after the reporting date, corrects this new situation accordingly. Events that are not required to be adjusted subsequent to the reporting date are disclosed in the notes to the financial statements in the consolidated financial statements.

(af)	New standards and interpretations

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements

None.

ii)	Standards, amendments and interpretations applicable as at 31 December 2017

-
Amendments to IAS 7, ‘Statement of cash flows’; on disclosure initiative effective from annual periods beginning on or after 1 January 2017. These amendments introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.

-
Amendments IAS 12, ‘Income Taxes’; effective from annual periods beginning on or after 1 January 2017. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. It also clarify certain other aspects of accounting for deferred tax assets.

-	Annual improvements 2014-2016, effective from annual periods beginning on or after 1 January 2017:

•
IFRS 12, ‘Disclosure of interests in other entities’; regarding clarification of the scope of the standard. These amendments should be applied retrospectively for annual periods beginning on or after 1 January 2017. This amendment clarifies that the disclosures requirement of IFRS 12 are applicable to interest in entities classified as held for sale except for summarized financial information.

iii)	Standards, amendments and interpretations effective on or after 1 January 2018

-
IFRS 9, ‘Financial instruments’; effective from annual periods beginning on or after 1 January 2018. This standard replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.

-
IFRS 15, ‘Revenue from contracts with customers’; effective from annual periods beginning on or after 1 January 2018. IFRS 15, ‘Revenue from contracts with customers’ is a converged standard from the IASB and FASB on revenue recognition. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally.

-
Amendment to IFRS 15, ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance. The IASB has also included additional practical expedients related to transition to the new revenue standard.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(af)	New standards and interpretations (continued)

iii)	Standards, amendments and interpretations effective on or after 1 January 2018 (continued)

-
Amendments to IFRS 4, ‘Insurance contracts’ regarding the implementation of IFRS 9, ‘Financial Instruments’; effective from annual periods beginning on or after 1 January 2018. These amendments introduce two approaches: an overlay approach and a deferral approach.

The amended standard will:
-
give all companies that issue insurance contracts the option to recognise in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued; and

-
give companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing financial instruments standard IAS 39.

-
Amendment to IAS 40, ‘Investment property’ relating to transfers of investment property; effective from annual periods beginning on or after 1 January 2018. These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition. This change must be supported by evidence.

-
Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions; effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

-	Annual improvements 2014-2016; effective from annual periods beginning on or after 1 January 2018. These amendments impact 2 standards:

•	IFRS 1, ‘First time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19 and IFRS 10,
•	IAS 28, ‘Investments in associates and joint venture’ regarding measuring an associate or joint venture at fair value.
-
IFRIC 22, ‘Foreign currency transactions and advance consideration’; effective from annual periods beginning on or after 1 January 2018. This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

-
Amendment to IFRS 9, ‘Financial instruments’; effective from annual periods beginning on or after 1 January 2019. This amendment confirm that when a financial liability measured at amortised cost is modified without this resulting in de-recognition, a gain or loss should be recognised immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(af)	New standards and interpretations (continued)

iii)	Standards, amendments and interpretations effective on or after 1 January 2019

-
Amendment to IAS 28, ‘Investments in associates and joint venture’; effective from annual periods beginning on or after 1 January 2019. These amendments clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9.

-
IFRS 16, ‘Leases’; effective from annual periods beginning on or after 1 January 2019, this standard replaces the current guidance in IAS 17 and is a far reaching change in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a ‘right of use asset’ for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. For lessors, the accounting stays almost the same. However, as the IASB has updated the guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts), lessors will also be affected by the new standard. At the very least, the new accounting model for lessees is expected to impact negotiations between lessors and lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

-
IFRIC 23, ‘Uncertainty over income tax treatments’; effective from annual periods beginning on or after 1 January 2019. This IFRIC clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. The IFRS IC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

iv)	Status of adoption of significant new or amended IFRS standards or interpretations
The adoption of new or amended standards and interpretations that are effective for the financial year beginning on January 1, 2018, did not have a material impact on the Group’s consolidated financial statements. The following new IFRS standards will, based on the Company analysis, be of significance to the Group, but have not yet been early adopted:
IFRS 15 Revenue from Contracts with Customers
IFRS 15 was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.
The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. Early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the modified retrospective method which requires the recognition of the cumulative effect of initially applying IFRS 15, as at January 1, 2018, to retained earnings and not restate prior years. During 2017, the Group performed a detailed assessment of IFRS 15.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(af)	New standards and interpretations (continued)

iv)	Status of adoption of significant new or amended IFRS standards or interpretations (continued)

IFRS 15 Revenue from Contracts with Customers (continued)
The Group is mainly in the business of providing telecommunication services. The goods and services are sold both on their own in separate identified contracts with customers and together as a bundled package of goods and/or services.
Sale of goods
For contracts with customers and intermediaries in which the sale of device or equipment is generally expected to be a performance obligation, adoption of IFRS 15 is not expected to have significant impact on the Group’s revenue and profit or loss because sale of goods were already recognised as a distinct performance obligation at fair value under current accounting treatment.
The Group expects the revenue recognition to occur at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods.
Rendering of services
The Group mainly provides telecommunication services. Services are generally bundled with other products/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with a continuing payment stream or discount. The Company’s current accounting treatment in allocating total consideration to the performance obligations is inline with the requirements of IFRS 15.  The Group do not expect IFRS 15 to significantly change the timing or amount of revenue recognized under these arrangements.
Contract costs
Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer will be deferred on the consolidated statement of financial position and amortised as revenue is recognised under the related contract; this will generally lead to the later recognition of charges for some commissions payable to third party dealers and employees. The Group expect IFRS 15 to significantly change the timing of costs recognized under these arrangements resulting in a significant cumulative adjustment to increase retained earnings will be made.
Presentation and disclosure requirements
The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in the Group’s financial statements. Many of the disclosure requirements in IFRS 15 are new and the Group has assessed that the impact of some of these disclosures requirements will be significant.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(af)	New standards and interpretations (continued)

iv)	Status of adoption of significant new or amended IFRS standards or interpretations (continued)

IFRS 9 Financial instruments
The last version of IFRS 9, issued in July 2014, replaces the existing guidance in IAS 39 “Financial Instruments: Recognition and Measurement”. It also carries forward the guidance on recognition, classification, measurement and derecognition of financial instruments from IAS 39 to IFRS 9. The last version of IFRS 9 includes a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements and also includes guidance issued in previous versions of IFRS 9. IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018.
Classification and measurement – Financial assets
IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.
IFRS 9 contains three principal classification categories for financial assets: measured at amortised cost, FVOCI and FVTPL. The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.
The new classification requirements would have had a impact on its accounting for consumer financing loans, trade receivables, investments in debt securities, cash and cash equivalents and other financial assets. Since Turkcell Finansman A.S. may sale and derecognizes some portion of its loans depending on the management assessment, the related portion may be assessed in “hold and sell” business model and may require fair value measurement.
Impairment – Financial assets and contract assets
IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward looking ‘expected credit loss’ (ECL) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis.
The new impairment model will apply to financial assets measured at amortised cost or FVOCI, except for investments in equity instruments, and to contract assets.
Under IFRS 9, loss allowances will be measured on either the following bases.
•	12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.
Lifetime ECL measurement applies if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition and 12 month ECL measurement applies if it has not.
An entity may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date. However lifetime ECL measurement (simplified approach) always apply for trade receivables and contract assets without a significant financing component. The Group will apply lifetime ECL measurement for all group companies except Turkcell Finansman A.S. which will apply both 12 month and lifetime ECL (general approach) since it is a financing company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(af)	New standards and interpretations (continued)

iv)	Status of adoption of significant new or amended IFRS standards or interpretations (continued)

IFRS 9 Financial instruments (continued)
Transition
The Group will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 will generally be recognized in retained earnings and reserves as at 1 January 2018.
Based on its assessment, The Group does not expect material impact on its financial statements.
3.	Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.
The Group’s risk management is carried out by a central treasury department (“Group Treasury) under policies approved by the Audit Committee. Group Treasury identifies, evaluates and manages financial risks in close co-operation with the Group’s operating units. The Audit Committee provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. In addition, Risk Early Detection Committee was established in accordance with the New Turkish Commercial Code effective from 1 July 2012.
Credit risk
At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, held-to-maturity investments, derivative financial instruments, trade receivables, receivables from financial services, due from related parties and other assets (Note 33).
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings (Note 19).
In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables.
This allowance comprise of the general provision which is determined based on the age of the balances and historical collection trends.
Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Financial risk management (continued)

Credit risk (continued)

Transactions involving derivatives are executed with local and international counterparties with whom the Group has signed international agreements and which have sound credit ratings.
The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2017, guarantees of TL 3,720,954 were outstanding (31 December 2016: TL 1,409,749).
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held deposits at call of TL 603,553 (2016: TL 569,826) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.
Management monitors rolling forecasts of the Group’s liquidity reserve (Note 33) and cash and cash equivalents (Note 23) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.
 Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.
The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.
(i)	Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD and EUR. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currency in order to manage foreign exchange risk. In additional, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates.
(ii)	Interest rate risk
The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short term and long term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury’s policies approved by the Audit Committee, which provide written principles on the use of derivatives.
The Group’s borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 33) and to that extent are also exposed to the risk of future changes in market interest rates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information

The Group has two reportable segments in accordance with its integrated communication and technology services strategy - Turkcell Turkey and Turkcell International. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.
Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), LLC lifecell (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited and Fintur. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman, Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) and Paycell LLC (“Paycell”).
The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.
Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Total segment revenue	15,450,136	12,787,592	1,067,078	874,692	1,187,454	661,923	(72,604)	(38,646)	17,632,064	14,285,561
Inter-segment revenue	(31,690)	(19,680)	(40,897)	(18,964)	(17)	(2)	72,604	38,646	-	-
Revenues from external customers	15,418,446	12,767,912	1,026,181	855,728	1,187,437	661,921	-	-	17,632,064	14,285,561
Adjusted EBITDA	5,593,837	4,160,861	263,962	235,348	374,314	222,849	(3,859)	451	6,228,254	4,619,509
Bad debt expense	49,468	(195,472)	(6,070)	(5,956)	(79,676)	(9,956)	-	-	(36,278)	(211,384)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Total segment revenue	12,787,592	11,480,890	874,692	856,147	661,923	458,563	(38,646)	(26,185)	14,285,561	12,769,415
Inter-segment revenue	(19,680)	(14,608)	(18,964)	(11,731)	(2)	154	38,646	26,185	-	-
Revenues from external customers	12,767,912	11,466,282	855,728	844,416	661,921	458,717	-	-	14,285,561	12,769,415
Adjusted EBITDA	4,160,861	3,759,590	235,348	245,959	222,849	134,484	451	511	4,619,509	4,140,544
Bad debt expense	(195,472)	(187,963)	(5,956)	(8,292)	(9,956)	(333)	-	-	(211,384)	(196,588)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	2017	2016	2015

Profit for the period	2,037,759	1,543,803	1,903,551
Add(Less):

Profit/(loss) from discontinued operations	-	42,164	(367,336)

Profit from continuing operations	2,037,759	1,585,967	1,536,215
Income tax expense	571,758	423,160	667,112
Finance income	(1,090,449)	(1,064,794)	(756,039)
Finance costs	1,413,315	1,237,593	799,514
Other income	(74,438)	(78,569)	(44,454)
Other expenses	773,329	312,801	270,446
Depreciation and amortization	2,596,980	2,203,351	1,667,750
Consolidated adjusted EBITDA	6,228,254	4,619,509	4,140,544

Geographical information
In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2017	2016	2015
Revenues
Turkey	16,431,863	13,321,503	11,779,345
Ukraine	664,643	573,951	571,630
Belarus	209,884	149,005	141,219
Azerbaijan	174,021	108,329	145,654
Turkish Republic of Northern Cyprus	148,637	129,785	125,668
Germany	3,016	2,988	5,899
	17,632,064	14,285,561	12,769,415

Non-current assets	31 December 2017	31 December 2016
Turkey	18,098,228	16,548,162
Ukraine	1,408,783	1,211,789
Turkish Republic of Northern Cyprus	141,802	117,243
Belarus	138,371	291,498
Azerbaijan	13,663	13,563
Unallocated non-current assets	112,516	67,057
	19,913,363	18,249,312

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue

	2017	2016	2015
Telecommunication services	15,115,816	12,883,974	11,972,443
Equipment revenues	1,159,500	624,352	254,582
Revenue from financial services	605,663	184,698	-
Revenue and commission fees on betting business	355,907	284,496	277,525
Call center revenues	232,679	198,564	187,840
Other	162,499	109,477	77,025
	17,632,064	14,285,561	12,769,415

6.	Other income and expense
Other income amounted to TL 74,438, TL 78,569 and TL 44,454 for the years ended 31 December 2017, 2016 and 2015, respectively.
Other expenses amounted to TL 773,329, TL 312,801 and TL 270,446 for years ended 31 December 2017, 2016 and 2015, respectively.
Other income for the years ended 31 December 2017, 2016 and 2015 mainly consist of gain on sale of fixed assets and reversal of legal provisions (Note 36).
Other expenses for the year ended 31 December 2017 and 2016 and 2015 mainly consist of donations and litigation expenses (Note 36).
Other expenses for the year ended 31 December 2015 mainly consist of expenses for termination of commercial agreements and litigation expenses.
7.	Employee benefit expenses
	2017	2016	2015
Wages and salaries (*)	1,746,147	1,450,262	1,317,655
Employee termination benefits (**)	32,862	32,977	30,593
Defined contribution plans	8,107	7,722	8,364
	1,787,116	1,490,961	1,356,612

(*) Wages and salaries include compulsory social security contributions and bonuses.
(**) Remeasurements of employee termination benefits for the years ended 31 December 2017, 2016 and 2015 amounting to TL 3,738, TL 34,532 and TL 13,466  respectively are reflected in other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Finance income and costs

Recognized in the statement of profit or loss:
	2017	2016	2015
Fair value gains on derivative financial instruments	589,555	385,560	1,070
Interest income on bank deposits	278,599	158,206	303,221
Interest income on financial assets measured at amortized cost	185,004	445,943	436,024
Credit finance income	36,186	74,522	13,865
Other	1,105	563	1,859
Finance income	1,090,449	1,064,794	756,039

Net foreign exchange losses	(718,501)	(782,463)	(489,320)
Interest expenses for financial liabilities measured at amortized cost	(385,386)	(343,290)	(224,724)
Interest expenses for derivative financial
instruments	(244,841)	(93,038)	-
Late payment interest expense	(29,115)	-	(68,083)
Option premium charges	(27,172)	(10,114)	(2,290)
Other	(8,300)	(8,688)	(15,097)
Finance costs	(1,413,315)	(1,237,593)	(799,514)
Net finance costs	(322,866)	(172,799)	(43,475)

Finance incomes for the years ended 31 December 2017, 2016 and 2015 are mainly attributable to interest income on contracted handset sales, changes in fair value of derivative financial instruments and interest income on bank deposits.
Foreign exchange losses mainly include foreign exchange losses on borrowings and bonds issued amounting to TL 920,862 and TL 113,081 as of 31 December 2017.
Finance costs for year ended 31 December 2016 and 2015 is mainly attributable to the financing costs of borrowings, 4.5G license fees payable, foreign exchange losses of Belarusian Telecom operating in Belarus and foreign exchange losses of lifecell operating in Ukraine. Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses incurred in the foreign operations’ individual financial statements which have been recognized directly in equity under foreign currency translation reserve in the consolidated financial statements in accordance with the accounting policy for net investment in foreign operations as disclosed in Note 2c.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense

	2017	2016	2015

Current income tax expense	(437,967)	(200,663)	(591,297)
Deferred income tax expense	(133,791)	(222,497)	(75,815)
Total income tax expense	(571,758)	(423,160)	(667,112)

Income tax expense is attributable to profit from continuing operations.
Income tax relating to each component of other comprehensive income 2017	Before tax	Tax (expense)/ credit	Net of tax
Foreign currency translation differences	100,149	(107,299)	(7,150)
Remeasurements of employee termination benefits	(3,738)	748	(2,990)
	96,411	(106,551)	(10,140)

2016
Foreign currency translation differences	218,472	(87,381)	131,091
Remeasurements of employee termination benefits	(34,532)	7,066	(27,466)
	183,940	(80,315)	103,625

2015
Foreign currency translation differences	(384,466)	(5,749)	(390,215)
Changes in cash flow hedge reserve	719	-	719
Remeasurements of employee termination benefits	(13,466)	2,563	(10,903)
	(397,213)	(3,186)	(400,399)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

Reconciliation of income tax expense

	2017	2016	2015
Profit from continuing operations before income tax expense	2,609,517	2,009,127	2,203,327
Profit from discontinued operations before income tax expense	-	(42,164)	367,336
Profit before income tax expense	2,609,517	1,966,963	2,570,663

Tax at the Turkey’s tax rate	(521,903)	(393,393)	(514,133)
Difference in overseas tax rates	4,133	(15,935)	(52,688)
Effect of exemptions (*)	73,916	104,244	62,163
Effect of amounts which are not deductible	(102,102)	(78,571)	(16,104)
Utilization of previously unrecognized tax losses	-	1,253	22,863
Change in unrecognized deferred tax assets (**)	(41,340)	(30,616)	(198,364)
Adjustments for current tax of prior years	11,280	(8,176)	-
Tax effect of investment in
associate	-	-	32,926
Other	4,258	(1,966)	(3,775)
Total income tax expense	(571,758)	(423,160)	(667,112)

(*) Mainly comprises of research and development tax credit.
(**) Mainly comprises of tax losses for which no deferred tax asset has been recognized.
As of 31 December 2017, the Turkish entities within the Group are subject to corporate tax at the rate of 20%. On December 5, 2017, Turkey’s Law No. 7061 on the Amendment of Some Tax Laws and Some Other Laws, which was adopted on November 28, 2017, was published in the Official Gazette. The Law increases the corporate tax rate under the Corporate Tax Law, No. 5520, from the current 20% rate to 22% for tax years 2018, 2019, and 2020; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.
 In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of until the 25th day of the forth month  following the close of the accounting year to which they relate. Corporate tax payment is made until the end of the month in which the tax return is filed. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.
Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.
In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.
If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

The deduction of 100% of the research and development expenses is allowed when the taxpayers are made these expenditures exclusively for new technology and information researches.
Dividend payments of Turkish resident corporations against Turkish real persons, foreign corporations and foreign real persons are subject to 15% withholding tax. It is possible to apply reduced withholding tax rate for dividend payments made to abroad, in case it is stated in a double tax treaty. On the other hand, dividend payments made to Turkish resident companies are not subject to withholding tax.
Dividend income of Turkish taxpayers received from other Turkish taxpayers is exempted from corporate tax. However, dividends received from participation shares and stocks of fund and investment partnerships cannot utilize from this exemption.
75% of the profits arising from sale of affiliate shares, founders’ shares, redeemed shares and preemptive rights that are held by the corporations for at least two years are exempted from corporate tax. However, as of 5 December 2017, the date of the publication of the Law No. 7061, 50% part of the profits arising from the sale of the immovable properties that are included in assets of the corporations for two years are exempted from corporate tax. The exemption rate is 75% before this date. In order to benefit from these exemptions, profits must be recorded under a passive fund account in balance sheet and not withdrawn for 5 years. Also, the sale amounts must be received until the end of the second calendar year following the sale.
10.	Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2017, 2016 and 2015 is as follows:
Cost of revenue:
	2017	2016	2015
Depreciation and amortization	(2,596,980)	(2,203,351)	(1,667,750)
Treasury share	(1,669,807)	(1,491,503)	(1,418,683)
Interconnection and termination expenses	(1,607,079)	(1,420,233)	(1,326,990)
Radio expenses	(1,123,668)	(1,057,618)	(911,454)
Employee benefit expenses	(1,046,544)	(859,143)	(734,725)
Cost of goods sold	(870,226)	(551,656)	(250,779)
Cost of revenue from financial services (*)	(270,366)	(68,546)	-
Universal service fund	(221,431)	(192,045)	(182,508)
Transmission expenses	(218,221)	(139,185)	(113,574)
Roaming expenses	(177,258)	(128,429)	(108,102)
Billing and archiving expenses	(55,185)	(61,647)	(55,056)
Others	(1,493,409)	(1,063,251)	(999,862)
	(11,350,174)	(9,236,607)	(7,769,483)

(*)As at 31 December 2017, depreciation and amortization expenses includes depreciation and amortization expenses related to the financial services amounting to TL 6,343 (31 December 2016: 1.677 TL).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Expenses by nature (continued)

Selling and marketing expenses:
	2017	2016	2015
Selling expenses	(898,936)	(757,869)	(783,234)
Marketing expenses	(532,989)	(518,382)	(428,596)
Employee benefit expenses	(394,421)	(354,380)	(381,582)
Frequency usage fees related to prepaid subscribers	(82,994)	(186,530)	(191,408)
Others	(96,080)	(93,786)	(117,039)
	(2,005,420)	(1,910,947)	(1,901,859)

Administrative expenses:
	2017	2016	2015
Employee benefit expenses	(346,151)	(277,438)	(240,305)
Consultancy expenses	(50,247)	(54,315)	(43,995)
Rent expenses	(36,280)	(30,314)	(23,924)
Net impairment expense recognized on receivables	(36,278)	(211,384)	(196,588)
Travel and entertainment expenses	(30,957)	(18,913)	(13,484)
Maintenance and repair expenses	(24,342)	(20,315)	(23,424)
Collection expenses	(20,415)	(20,827)	(17,533)
Other	(100,526)	(88,343)	(66,026)
	(645,196)	(721,849)	(625,279)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment

Cost	Balance as at 1 January 2017	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Transfer from investment property	Balance as at 31 December 2017
Network infrastructure (All operational)	13,897,308	574,301	(1,009,922)	1,907,022	-	111,419	-	15,480,128
Land and buildings	519,702	162,206	(1,340)	39,130	-	1,766	64,594	786,058
Equipment, fixtures and fittings	617,732	117,087	(10,854)	2,209	-	2,028	-	728,202
Motor vehicles	34,136	4,415	(1,719)	-	-	384	-	37,216
Leasehold improvements	311,761	7,400	(5,041)	486	-	261	-	314,867
Construction in progress	566,523	2,063,329	-	(1,949,000)	(14,535)	5,977	-	672,294
Total	15,947,162	2,928,738	(1,028,876)	(153)	(14,535)	121,835	64,594	18,018,765

Accumulated depreciation
Network infrastructure (All operational)	6,843,580	1,353,419	(990,719)	-	23,589	96,690	-	7,326,559
Land and buildings	159,351	26,295	(221)	-	1,482	645	22,366	209,918
Equipment, fixtures and fittings	497,606	48,393	(8,202)	-	115	1,915	-	539,827
Motor vehicles	30,252	2,276	(1,642)	-	-	420	-	31,306
Leasehold improvements	220,668	29,138	(4,417)	-	-	358	-	245,747
Total	7,751,457	1,459,521	(1,005,201)	-	25,186	100,028	22,366	8,353,357

Net book amount	8,195,705	1,469,217	(23,675)	(153)	(39,721)	21,807	42,228	9,665,408

Depreciation expenses for the years ended 31 December 2017, 2016 and 2015 amounting to TL 1,499,242, TL 1,278,009 and TL 1,112,039, respectively include impairment losses and are recognized in cost of revenue.
Impairment losses on property, plant and equipment for the years ended 31 December 2017, 2016 and 2015 are TL 39,721, TL 43,198 and TL 18.567, respectively and are recognized in depreciation expenses.
Borrowing costs capitalized during the year amounted to TL 66,513 (31 December 2016: TL 76,899; 31 December 2015: TL 75,315). The capitalization rate used to determine the amount of borrowing costs eligible for capitalization applicable to the Group’s general borrowings was 83% (31 December 2016: 86%; 31 December 2015: 48%).
Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments.
The network infrastructure mainly consists of mobile and fixed network infrastructure investments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment (continued)

Cost	Balance as at 1 January 2016	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 31 December 2016
Network infrastructure (all operational)	11,302,326	615,041	(518,827)	2,312,011	-	186,757	13,897,308
Land and buildings	389,366	26,603	(32)	102,311	-	1,454	519,702
Equipment, fixtures and fittings	586,463	37,545	(19,291)	10,079	-	2,936	617,732
Motor vehicles	33,676	2,710	(2,946)	71	-	625	34,136
Leasehold improvements	306,176	5,663	(374)	-	-	296	311,761
Construction in progress	1,005,358	1,979,449	(454)	(2,426,303)	-	8,473	566,523
Total	13,623,365	2,667,011	(541,924)	(1,831)	-	200,541	15,947,162

Accumulated depreciation
Network infrastructure (all operational)	5,976,699	1,139,343	(501,719)	-	42,682	186,575	6,843,580
Buildings	140,627	17,395	-	-	488	841	159,351
Equipment, fixtures and fittings	462,618	47,001	(15,229)	-	28	3,188	497,606
Motor vehicles	29,704	2,723	(2,926)	-	-	751	30,252
Leasehold improvements	192,223	28,349	(374)	-	-	470	220,668
Total	6,801,871	1,234,811	(520,248)	-	43,198	191,825	7,751,457

Net book amount	6,821,494	1,432,200	(21,676)	(1,831)	(43,198)	8,716	8,195,705

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment (continued)

Leased assets
The Group leases equipment and intangible assets under a number of finance lease agreements. As of 31 December 2017, The Group did not acquire any property, plant and equipment and intangibles assets without cash outflows through beneficial price option to purchase the equipment and intangible assets (31 December 2016: 36,322 TL).
As at 31 December 2017, net book amount of fixed assets acquired under finance leases amounted to TL 170,249 (31 December 2016: TL 89,425).
12.	Intangible assets

Turkcell - 2G License
On 27 April 1998, the Company was granted a 25-year GSM license (the “2G License”) for a consideration of USD 500,000, the carrying amount of the 2G license is TL 241,407 at 31 December 2017 (31 December 2016: TL 287,390) and it is amortized over 25 years.
Turkcell - 3G License
On 30 April 2009, the Company signed a license agreement (the “3G License”) with the ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A-type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for 20 years starting from 30 April 2009. The carrying amount of the 3G License is TL 436,014 at 31 December 2017 (31 December 2016: TL 474,486) and it is amortized over 25 years.
Turkcell - 4.5G License
On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G license tender, was held by the Information Technologies and Communication Authority and the Company was granted a total frequency band of 172.4M Hz for 13 years for a consideration of EUR 1,623,460 (excluding VAT).
IMT authorization period expires on 30 April 2029 and operators commenced service delivery for 4.5G from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency band in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.
Tender price amounting to EUR 1,623,460 (excluding VAT) was paid semi-annually by four equal installments total of which amounted to EUR 1,655,290 including interest and excluding VAT of 18%.
As at 31 December 2017, there is no payable related to the 4.5G license (31 December 2016: TL 1,522,615 in current liabilities).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

Cost	Balance at 1 January 2017	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2017
Telecommunication licenses	8,039,431	10,154	-	69,945	-	20,098	8,139,628
Computer software	6,076,405	470,457	(8,624)	569,153	-	9,725	7,117,116
Transmission line software	71,602	218	-	-	-	-	71,820
Central betting system operating right	11,981	-	-	-	-	-	11,981
Indefeasible right of usage	46,017	66,539	-	-	-	-	112,556
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	-	32,834
Other	38,321	5,016	-	(588)	-	-	42,749
Construction in progress	142,875	620,463	-	(638,357)	-	2,656	127,637
Total	14,482,018	1,172,847	(8,624)	153	-	32,479	15,678,873

Accumulated amortization
Telecommunication licenses	1,878,895	537,162	-	-	-	3,173	2,419,230
Computer software	4,237,996	537,805	(8,120)	-	1,219	1,980	4,770,880
Transmission line software	58,203	3,498	-	-	767	-	62,468
Central betting system operating right	10,588	903	-	-	-	-	11,491
Indefeasible right of usage	18,785	4,489	-	-	-	-	23,274
Brand name	5,808	704	-	-	-	-	6,512
Customer base	11,286	488	-	-	-	-	11,774
Other	24,468	8,366	-	-	-	-	32,834
Total	6,246,029	1,093,415	(8,120)	-	1,986	5,153	7,338,463

Net book amount	8,235,989	79,432	(504)	153	(1,986)	27,326	8,340,410

Amortization expenses for the years ended 31 December 2017, 2016 and 2015 amounting to TL 1,095,401, TL 921,812 and TL 549,251, respectively include impairment losses and are recognized in cost of revenue.
Impairment losses on intangible assets for the years ended 31 December 2017, 2016 and 2015 are TL 1,986, TL 3,181 and nil respectively and are recognized in amortization expenses.
Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 124,504 for the year ended 31 December 2017 (31 December 2016: TL 126,916).
The amortization expenses related to capitalized software development costs for the years ended 31 December 2017, 2016 and 2015 amounting to TL 37,532, TL 30,148 and TL 28,560, respectively are recognized in cost of revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)
Cost	Balance at 1 January 2016	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2016
Telecommunication licenses	3,950,729	34,494	(4)	4,021,090	-	33,122	8,039,431
Computer software	5,342,056	329,836	(6,444)	390,248	-	20,709	6,076,405
Transmission line software	71,506	96	-	-	-	-	71,602
Central betting system operating right	11,907	-	-	74	-	-	11,981
Indefeasible right of usage	42,132	3,885	-	-	-	-	46,017
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	-	32,834
Other	29,713	8,607	(184)	185	-	-	38,321
4.5G license not yet available for use	3,984,954	33,316	-	(4,018,270)	-	-	-
Construction in progress	52,597	478,179	-	(391,496)	-	3,595	142,875
Total	13,540,980	888,413	(6,632)	1,831	-	57,426	14,482,018

Accumulated amortization
Telecommunication licenses	1,429,944	445,069	(4)	-	-	3,886	1,878,895
Computer software	3,771,710	454,111	(2,972)	-	-	15,147	4,237,996
Transmission line software	52,058	3,615	-	-	2,530	-	58,203
Central betting system operating right	9,663	925	-	-	-	-	10,588
Indefeasible right of usage	15,446	3,339	-	-	-	-	18,785
Brand name	5,104	704	-	-	-	-	5,808
Customer base	10,111	1,175	-	-	-	-	11,286
Other	14,307	9,693	(183)	-	651	-	24,468
Total	5,308,343	918,631	(3,159)	-	3,181	19,033	6,246,029

Net book amount	8,232,637	(30,218)	(3,473)	1,831	(3,181)	38,393	8,235,989

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Impairment of assets
The Group’s cash-generating units (CGUs) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the CGU is estimated. The recoverable amount of the CGU is its fair value less cost of disposal. Ukraine and Belarus CGUs were tested for impairment at 31 December 2017. None of these CGUs contains goodwill or an intangible asset with an indefinite useful life.
lifecell
At 31 December 2017, impairment of Ukraine CGU was tested using the assumption that lifecell was the CGU.
The recoverable amount of lifecell is determined based on fair value less cost of disposal calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a six-year period. Cash flows beyond the six-year period are extrapolated using the estimated growth rate.
Sensitivity analysis was performed on the change in WACC by +0.5%/-0.5% (31 December 2016: +0.5%/-0.5%). The assumptions used in recoverable amount calculations of lifecell were:
A post-tax WACC rate of 26.5% for the period from 2018 to 2022, a  post-tax WACC rate of 25.9% for the period after 2022 and a  terminal growth rate of 6.0% were used to extrapolate cash flows beyond the 6-year forecasts period based on the business plans.
A post-tax WACC rate of 28.7% for the period from 2017 to 2021, a post-tax WACC rate of 27.9% for the period after 2021 and a  terminal growth rate of 6.0% were used to extrapolate cash flows beyond the 5-year forecasts period based on the business plans. The pre-tax rate for disclosure purposes was 30.0%.
As the recoverable amount of lifecell was higher than its carrying amount, no impairment charge was recognized.
Belarusian Telecom
The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was impaired at 31 December 2011. The cumulative impairment loss recognized in the statement of profit or loss is TL 228,774.
At 31 December 2017, impairment of Belarus CGU was tested using the assumption that Belarusian Telecom was the CGU.
The recoverable amount of Belarusian Telecom is determined based on fair value less cost of disposal calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rate.
Sensitivity analysis was performed on the change in WACC by +0.5%/-0.5% (31 December 2016: +0.5%/-0.5%). The assumptions used in recoverable amount calculations of Belarusian Telecom were:
A post-tax WACC rate of 25.4% for the period from 2018 to 2022, a post-tax WACC rate of 24.9% for the period after 2022, and a terminal growth rate of 8.0% were used to extrapolate cash flows beyond the 5-year forecast period based on the business plan..

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Impairment of assets (continued)
A post-tax WACC rate of 29.4% for the period from 2017 to 2021, a post-tax WACC rate of 28.7% for the period after 2021 and a terminal growth rate of 10.0% were used to extrapolate cash flows beyond the 5-year forecast period based on the business plan. The pre-tax rate for disclosure purposes was 30.9%.
As the recoverable amount of Belarusian Telecom was higher than its carrying amount, no impairment charge was recognized.
Turkcell Superonline
As at 31 December 2017, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is TL 32,834 (31 December 2016: TL 32,834). No impairment test was performed for goodwill allocated to Turkcell Superonline on the grounds of materiality.
14.	Investment properties
	31 December2017	31 December 2016
Cost Opening balance	165,472	164,467
Addition	-	1,005
Disposal	(940)	-
Transfer to property, plant and equipment (*)	(64,594)	-
Closing balance	99,938	165,472

Accumulated depreciation
Opening balance	(119,202)	(114,895)
Transfer to property, plant and equipment	22,366	-
Depreciation and impairment charges
during the year	(2,337)	(3,530)
Disposal	215	-
Other	-	(777)
Closing balance	(98,958)	(119,202)
Net book amount	980	46,270

(*) During the year, the Group transferred its building located in Istanbul, Tepebası from investment properties to property, plant and equipment due to the change in purpose of use.
Determination of the fair values of the Group’s investment properties
The Group engages qualified external valuers, authorized by the Capital Markets Board of Turkey, to perform the valuation of investment properties. Management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: direct capitalization approach and income capitalization approach, replacement cost approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.
Rent income from investment properties during the year ended 31 December 2017 is TL 2,821 (31 December 2016: TL 2,317 and 31 December 2015: TL 1,836). Direct operating expenses for investment properties during the year ended 31 December 2017 is TL 22 (31 December 2016: TL 22 and 31 December 2015: TL 126).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Investment properties (continued)
The Group’s investment properties and their fair values at  31 December 2017 and 2016 are as follows:
31 December 2017	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Izmir	-	-	52,110	Replacement cost approach
Investment properties in Gebze	-	-	16,690	Income capitalization approach
Investment properties in Ankara	-	-	15,160	Market approach
Investment properties in Istanbul	-	-	13,000	Market approach
Investment properties in Adana	-	-	3,150	Replacement cost approach

Investment properties in Balıkesir	-	-	3,112	Replacement cost approach

Other investment properties	-	-	3,970	Replacement cost approach

Other investment properties	-	-	2,146	Market approach
	-	-	109,338

31 December 2016	Level 1	Level 2	Level 3	Valuation Method
Investment properties in İstanbul: - Istanbul Tepebasi	-	-	321,835	Direct capitalization approach
- Kucukcekmece	-	-	12,890	Replacement cost approach
Investment properties in Gebze	-	-	12,558	Income capitalization approach
Investment properties in Izmir	-	-	42,315	Replacement cost approach
Other investment properties	-	-	17,419	Market approach
Other investment properties	-	-	8,946	Replacement cost approach
Other investment properties	-	-	2,410	Direct capitalization approach
Total	-	-	418,373

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Investment properties (continued)
Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:
Fair values of the investment properties determined based on the “direct capitalization” approach will increase/(decrease) significantly, when there is a significant decrease/ (increase) in capitalization rate and a significant increase/(decrease) in current market rentals. Capitalization rate is calculated by dividing comparable properties’ annual net operating income by the selling price of the respective properties.
In the “income capitalization” approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering the current market conditions will cause a significant increase/(decrease) in the fair value.
In the “replacement cost approach”, a significant increase/(decrease) of construction costs and miscellaneous costs of any similar properties in the market will cause a significant increase/(decrease) in the fair value.
In the “market approach”, a significant increase/(decrease) in the market value of any properties which are located in the similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Investments accounted for using the equity method
The tables below provide summarised financial information for the Group’s associate. The information disclosed reflects the amounts presented in the financial statement of the associate and not the Group’s share of those amounts. They have been amended to reflect adjustments made by the Group when using the equity method, including modifications for differences in accounting policy.  (The summarised financial information is presented in USD):

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to the parent	Total liabilities and equity

31 December 2015
Fintur (associate)	41.45%	770,402	923,237	1,693,639	316,504	482,668	189,441	705,026	1,693,639

	Revenue	Profit for the year*	Other comprehensive loss for the year (*)	Total comprehensive loss for the year (*)
2015
Fintur (associate)	1,325,535	327,194	(592,741)	(265,547)

(*) Attributable to the parent.
Reconciliation of the summarized financial information to the carrying amount in the consolidated financial statements:
2015
Net assets of Fintur	2,049,934
The Group’s share	849,697
Goodwill	132,242
Carrying amount	981,939

As at 1 October 2016, Fintur has been classified as asset held for sale and reported as a discontinued operation (Note 16).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Asset held for sale and discontinued operations
Disposal of Fintur
Classification
On 1 October 2016, the Group announced its intention to exit from jurisdictions in which Fintur operates and initiated an active program to locate a buyer. Starting from 1 October 2016, Fintur has been classified as held for sale and reported as a discontinued operation.
The Group is still committed to the plan to exit from jurisdictions in which Fintur operates and the delay in the initial one-year period to complete the sale was caused by events and circumstances beyond the Group’s control. The Group has taken necessary actions to respond to those  circumstances and Fintur is being actively marketed at reasonable prices given the change in circumstances.
Presentation
Fintur is classified as held for sale and reported as a discontinued operation and therefore disclosed separately on a single line as discontinued operation in the consolidated statements of profit or loss, comprehensive income and cash flows. Investment in Fintur is presented as held for sale in the consolidated statement of financial position. Comparative periods in the consolidated statements of profit or loss, comprehensive income and cash flows are restated to reflect the classification of Fintur as a discontinued operation.
Measurement
Equity accounting for Fintur ceased from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs of disposal. As at 31 December 2017, carrying value of investment in Fintur is TL 1,294,938 (31 December 2016: TL 1,222,757) which is lower than the fair value less costs of disposal indicating that no impairment is required at 31 December 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Asset held for sale and discontinued operations (continued)
The reconciliation of statement of profit or loss statement of Fintur is listed below (The financial statements are presented in USD);
	1 January-30 September 2016	1 January-31 December 2015
Revenue	617,214	1,325,535
Cost of sales	(369,104)	(674,334)
Gross profit	248,110	651,201

Selling and marketing expenses	(69,983)	(123,244)
General and administrative expenses	(69,818)	(95,380)
Other operating (expenses), net	(31,258)	(23,850)
Operating profit	77,051	408,727

Finance (expense)/income, net	(61,203)	162,357
Profit before income tax	15,848	571,084

Total income tax	(30,947)	(128,121)
(Loss)/profit for period	(15,099)	442,963

Attributable to:
-owners of the parent	(28,695)	327,194
-non-controlling interests	13,596	115,769
(Loss)/profit for period	(15,099)	442,963

17.	Other non-current assets

	2017	2016
Prepaid expenses	197,431	183,029
Receivables from the Public Administration	72,848	72,848
Deposits and guarantees given	23,999	29,201
VAT receivable	4,429	28,772
Advances given for property, plant and equipment	12,078	217,658
Others	45,835	43,726
	356,620	575,234

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities at 31 December 2017 and 2016 are attributable to the following:

	Assets		Liabilities		Net
	2017	2016	2017	2016	2017	2016
Property, plant and equipment and intangible assets	41,903	3,516	(680,134)	(532,547)	(638,231)	(529,031)
Investment	32,926	33,242	-	-	32,926	33,242
Reserve for employee termination benefits and provisions (*)	202,112	55,288	(64)	-	202,048	55,288
Asset classified as held for sale	-	-	(92,327)	(90,209)	(92,327)	(90,209)
Trade and other payables	11,717	57,686	(26,091)	-	(14,374)	57,686
Tax losses carried forward	-	1,508		-		1,508
Tax allowances	10,775	32,200	-	-	10,775	32,200
Other assets and liabilities	31,916	65,905	(87,795)	(33,494)	(55,879)	32,411
Deferred tax assets/(liabilities)	331,349	249,345	(886,411)	(656,250)	(555,062)	(406,905)
Offsetting	(235,289)	(198,090)	235,289	198,090	-	-
Net deferred tax assets/ (liabilities)	96,060	51,255	(651,122)	(458,160)	(555,062)	(406,905)

(*) The Company has treated provisions  recognized for legal claims (Note 36) as being deductible for tax purposes and recognized deferred tax assets amounting to TL 74,975 in the consolidated financial statements.
Movement in deferred tax assets/(liabilities) for the years ended 31 December 2017 and 2016 were as follows:

	2017	2016

Opening balance	(406,905)	(64,822)
Income statement charge	(133,791)	(222,497)
Tax charge relating to components of other comprehensive income	(6,449)	(7,066)
Prior year corporate tax base differences	(2,729)	(109,640)
Exchange differences	(5,188)	(2,880)
Closing balance, net	(555,062)	(406,905)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Deferred tax assets and liabilities (continued)
The Group did not recognise deferred income tax assets of TL 2,698,248 in respect of tax losses amounting to TL 502,523 that can be carried forward against future taxable income. The unused tax losses were mainly incurred by lifecell and Belarusian Telecom that are not likely to generate taxable income in the foreseeable future.
Unused tax losses will expire at the following dates:
Expiration Date	Amount
2018	8,911
2019	9,394
2020	8,775
2021	4,467
2022	3,506
2023	281
2024	128,314
2025	803,533
Indefinite	1,731,067
Total	2,698,248

19.	Trade receivables and accrued revenue
	31 December 2017	31 December 2016
Receivables from subscribers	1,369,948	1,223,183
Undue assigned contracted receivables	347,596	1,215,314
Accrued revenue	632,631	558,169
Accounts and notes receivable	498,397	293,238
	2,848,572	3,289,904

Trade receivables are shown net of provision for impairment amounting to TL 705,213 at 31 December 2017 (31 December 2016: TL 964,080). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 33. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 33.
Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 339,543 and TL 156,647 at 31 December 2017 and 2016, respectively.
The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in instalments by the Company. When monthly instalment is billed to the subscriber, that portion is transferred to “Receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.
The accrued revenue represents accrued revenue from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. Contracted receivables related to handset campaigns, which will be billed after one year is presented under non-current trade receivables amounting to TL 131,392 (31 December 2016: TL 217,492).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Receivables from financial services

	31 December2017	31 December2016
Current receivables from financial services	2,950,523	1,486,906
Non-current receivables from financial services	1,297,597	909,466
	4,248,120	2,396,372

Movements in provision for impairment of receivables from financial services are disclosed in Note 33.
Starting from 2016 the Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and does not recognize handset revenue since it is not acting as principal in the handset sale.

21.	Inventory
As of 31 December 2017 inventories amounting to TL 104.102 which consist of mainly mobile phone, modem, tablet, sim card and tower construction materials (31 December 2016: TL 131,973).
22.	Other current assets

	31 December 2017	31 December 2016
Prepaid expenses	322,388	294,540
Restricted cash	183,806	289
Receivables from the Ministry of Transport, Maritime Affairs and Communications	143,669	32,299
Subscriber acquisition costs	138,177	108,628
Receivables from tax office	93,917	52,561
Advances given to suppliers	55,754	57,020
VAT receivable	38,934	49,211
Special communication tax to be collected from subscribers	38,318	36,941
Other	145,642	138,646
	1,160,605	770,135
Prepaid expenses mainly comprise of prepaid rent expenses and frequency usage fees.
Subscriber acquisition costs are bonus payments to dealers for acquisition of subscribers contracted for a period of time.
As at 31 December 2017, restricted cash amounting to TL 183,483 represents the deposits as guarantees in connection with the foreign currency loans utilized by Turkcell Finansman and restricted cash amounting to TL 323 represents the time deposits at a local bank as guarantees in connection with the loans utilized by Azerinteltek.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

23.	Cash and cash equivalents

	31 December 2017	31 December 2016
Cash in hand	192	223

Banks	4,712,141	6,051,472
- Demand deposits	603,553	569,826
- Time deposits	4,108,588	5,481,646
Other cash and cash equivalents	-	657
Cash and cash equivalents	4,712,333	6,052,352

As at 31 December 2017, the average effective interest rates of TL, USD and EUR time deposits are 14.3%, 5.8% and 2.2% (31 December 2016:11.0%, 3.6% and 2.0%) respectively.
As at 31 December 2017, average maturity of time deposits is 32 days (31 December 2016: 49 days).
24.	Equity

Share capital
As at 31 December 2017, share capital represents 2,200,000,000 (31 December 2016: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.
Every holder of shares are entitled to receive dividends as declared and is entitled to one vote at a meeting in person or by proxy.
Companies with their shareholding percentage are as follows:
	31 December 2017		31 December 2016
	(%)	TL	(%)	TL
Turkcell Holding A.Ş. (“Turkcell Holding”)	51,00	1.122.000	51,00	1.122.000
Public Share	48,95	1.077.004	48,95	1.077.004
Other	0,05	996	0,05	996

Total	100,00	2.200.000	100,00	2.200.000
Inflation adjustment to share capital		(52.352)		(52.352)
Inflation adjusted capital		2.147.648		2.147.648

As at 31 December 2017, total number of shares pledged as security is 995,509 (2016: 995,509).
Legal reserves
The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”). The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

24.	Equity (continued)
Treasury shares
During 2016, the Company purchased 6,815,563 of its shares on-market with prices ranging from full TL 8.92 to full TL 9.99. The buy-back was approved by the Board of Directors on 27 July 2016. Total cost of TL 65,607 was deducted from equity.
Dividends
Turkcell:
On 23 March 2016, the Company’s Board of Directors has recommended payment of a dividend amounting to TL 1,200,000 (equivalent to USD 340,987 as of 31 December 2016) out of profits for the year ended 31 December 2015 This represents a gross cash dividend of full TL 0.5454545 (net TL 0.4636364) (equivalent to full USD 0.15 and USD 0.13, respectively as of 31 December 2016) per share. The proposed dividend was discussed and rejected by the shareholders at the Ordinary General Assembly Meeting dated 29 March 2016.
On 25 May 2017, the Company’s General Assembly has approved payment of a dividend amounting to TL 3,000,000 (equivalent to USD 841,633 as of 25 May 2017, the date of the Ordinary General Assembly Meeting) out of profits for the period from 1 January 2010 to 31 December 2016. This represents a gross cash dividend of full TL 1.3636364 (equivalent to full USD 0.3825604 as of 25 May 2017, the date of the Ordinary General Assembly Meeting) per share. The Company paid TL 3,000,000 in total including withholding taxes in three instalments on 15 June, 15 September and 15 December 2017 to the shareholders.
Inteltek:
According to the resolution of the General Assembly Meeting of Inteltek dated 31 March 2017, the shareholders  decided to pay a dividend amounting to TL 63,528 out of  profits for the year ended 31 December 2016 (remaining amount after deducting interim dividends for the six-month period ended 30 June 2016 amounting to TL 20,455) and a dividend out legal reserves amounting to TL 11,585. The aggregate amount of dividends were paid as of 31 December 2017. According to the the resolution of General Assembly Meeting of Inteltek dated 25 December 2017, shareholders decided to pay  dividend amounting to TL 28,402 for the first 9 months of 2017 profit. The related dividend payment was made in January 2018.
Azerinteltek:
According to the four different resolution of the General Assembly Meeting of Azerinteltek within 2017, shareholders decided to pay dividend amounting to 13,131 AZN (31 December 2017: 27,838 TL) from the profit realized for the last quarter of  2016, first, second and third quarter of 2017.The related dividend payment was made in 2017.
According to resolution of the General Assembly Meeting of Azerinteltek , in January 2018 ,Board of Directors has been decided to pay dividend amounting 5.288 AZN (31 December 2017: 11.620 TL) from the profit realized for the last quarter of 2017. The related dividends were made in 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25.	Earnings per share

	2017	2016	2015
Numerator:
Profit attributable to owners of the Company	1,979,129	1,492,088	2,067,654
Denominator:
Weighted average number of shares (*)	2,193,184,437	2,193,184,437	2,200,000,000
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	0.90	0.68	0.94
(*) Refer to Note 24 - Treasury shares

	2017	2016	2015
Numerator:
Profit from continuing operations attributable to owners of the Company	1,979,129	1,534,252	1,700,318
Denominator:
Weighted average number of shares (*)	2,193,184,437	2,193,184,437	2,200,000,000
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	0.90	0.70	0.77
(*) Refer to Note 24 - Treasury shares
26.	Other non-current liabilities
	2017	2016
Consideration payable in relation to the acquisition of Belarusian Telecom	323,691	295,062
Deferred revenue	85,646	74,241
Deposits and guarantees received from dealers	-	58,244
	409,337	427,547

Consideration payable in relation to the acquisition of Belarusian Telecom represents present value of the long-term contingent consideration payables to the seller. Payment of USD 100,000 (equivalent to TL 377,190 as of 31 December 2017)  is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, the amount is expected to be paid during the first quarter of 2021 (31 December 2016: the first quarter of 2020). Discount rate used for calculating present value of the consideration payable in relation to the acquisition of Belarusian Telecom as of 31 December 2017 is 4.8% (31 December 2016: 5.6%).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

27.	Loans and borrowings

	31 December 2017	31 December 2016
Non-current liabilities
Unsecured bank loans	6,376,981	5,300,756
Debt securities issued	1,770,482	1,589,227
Finance lease liabilities	108,164	41,539
Secured bank loans	2,368	3,580
	8,257,995	6,935,102
Current liabilities
Unsecured bank loans	2,643,112	1,581,135
Current portion of unsecured bank loans	1,513,425	922,867
Current portion of secured bank loans	2,022	2,054
Current portion of finance lease liabilities	14,556	6,575
Current portion of long-term debt securities issued	105,039	94,473
Debt securities issued	-	238,956
	4,278,154	2,846,060

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

27.	Loans and borrowings (continued)
Terms and conditions of outstanding loans are as follows:
			31 December 2017			31 December 2016
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount

Unsecured bank loans (*)	USD	Floating	Libor+2.0%-Libor+3.3%	2018-2020	2,880,615	Libor+2.0%-Libor+2.6%	2017-2020	1,984,533
Unsecured bank loans (*)	EUR	Floating	Euribor+1.2%-Euribor+2.2%	2018-2026	5,511,579	Euribor+1.2%-Euribor+2.2%	2017-2025	3,593,110
Unsecured bank loans	TL	Fixed	11.1%-15.5%	2018-2019	1,620,391	10.4%-12.6%	2017-2018	1,819,944
Unsecured bank loans	UAH	Fixed	11%-14.5%	2018	520,933	13.5%-18.6%	2017	407,171
Secured bank loans (**)	BYN	Fixed	12%-16%	2018-2020	4,390	12%-16%	2017-2020	5,634
Debt securities issued	USD	Fixed	5.8%	2018-2025	1,875,521	5.8%	2017-2025	1,683,700
Debt securities issued	TL	Fixed	-	-	-	10.7%	2017	238,956
Finance lease liabilities	EUR	Fixed	3.4%	2018-2024	116,797	3.4%	2017-2024	48,034
Finance lease liabilities	USD	Fixed	22.5%	2018	41	18%-28%	2017-2018	80
Finance lease liabilities	TL	Fixed	27.5%-27.7%	2018-2020	5,882	-	-	-
					12,536,149			9,781,162
(*)	Secured by t blocked deposit amounting to EUR 26,350 and USD 17,100 (equivalent to TL 183,483 as at 31 December 2017), in connection with the foreign currency loans utilized by Turkcell Finansman.
(**)	Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus (Note 33).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

27.	Loans and borrowings (continued)
Finance lease liabilities are payable as follows:
	31 December 2017			31 December 2016
	Future minimum lease payments	Future finance charges	Recognized as a liability	Future minimum lease payments	Future finance charges	Recognized as a liability

Within one year	17,447	2,891	14,556	7,908	1,333	6,575
Between 1-5 years	55,722	5,541	50,181	26,506	3,752	22,754
More than 5 years	60,401	2,418	57,983	19,859	1,074	18,785
	133,570	10,850	122,720	54,273	6,159	48,114

For the majority of the borrowings, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.
Details of the Group’s exposure to risks arising from current and non-current borrowings are set out in Note 33.
28.	Employee benefits

	31 December2017	31 December2016
Retirement pay liability provision	149,449	120,755
Unused vacation provision	48,217	43,798
	197,666	164,553

Provision for annual leave
As 31 December 2017 and 2016, provision for annual leave amounted to TL 48,217 and TL 43,798, respectively.
Provision for employee termination benefits
Movements in provision for employee termination benefits are as follows:
	2017	2016
1 January	120,755	74,435
Service cost	32,696	25,933
Remeasurements	3,738	34,532
Interest expense	13,877	8,361
Benefit payments	(21,617)	(22,506)
31 December	149,449	120,755

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28.	Employee benefits (continued)

The sensitivity of provision for employee termination benefits to changes in the significant actuarial assumptions is:

31 December 2017	Discount Rate		Inflation Rate
Sensivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.6%)	18.1%	18.3%	(14.3%)
Impact on provision for employee termination benefits	(21,820)	27,050	27,349	(21,371)

31 December 2016	Discount Rate		Inflation Rate
Sensivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.7%)	18.1%	18.6%	(15.1%)
Impact on provision for employee termination benefits	(17,751)	21,857	22,460	(18,234)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans
Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 8,107, TL 7,722 and TL 8,364 in relation to defined contribution retirement plan for the years ended 31 December 2017, 2016 and 2015, respectively.
Share based payments
The Group has a share performance based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan.
As of 31 December 2017, the Group recognized expenses of TL 29,413 regarding this plan (31 December 2016: None).
29.	Deferred revenue

Deferred revenue primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current at 31 December 2017 and 2016. The amount of deferred revenue is TL 193,381 and TL 93,800 as at 31 December 2017 and 2016, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30.	Provisions

Non-current provisions:
	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2016	4,103	126,516	130,619
Provisions recognized/(reversed)	4,312	52,031	56,343
Unwinding of discount	-	(1,308)	(1,308)
Transfer to current provisions	(1,526)	-	(1,526)
Effect of changes in exchange rates	-	3,413	3,413
Balance at 31 December 2016	6,889	180,652	187,541

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2017	6,889	180,652	187,541
Provisions recognized/(reversed)	4,256	(8,461)	(4,205)
Unwinding of discount	-	15,328	15,328
Transfer to current provisions	(2,258)	-	(2,258)
Effect of changes in exchange rates	-	1,012	1,012
Balance at 31 December 2017	8,887	188,531	197,418

Provision for legal claims are recognized for the probable cash outflows related to legal disputes. Refer to Note 36.
The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.
It is expected that the obligations for dismantling, removing and site restoration will be realized in accordance with the useful life of GSM services materials.
Additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions and are recorded against property, plant and equipment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30.	Provisions (continued)
Obligations for dismantling, removing and site restoration are discounted using a discount rate of 5.6% at 31 December 2017 (31 December 2016: 5.4%).
Current provisions:
	Legal claims	Bonus	Other	Total
Balance at 1 January 2016	10,260	141,855	-	152,115
Provisions recognized/(reversed)	140,457	251,005	785	392,247
Amounts used	(134,019)	(220,269)	-	(354,288)
Transfers from non-current provisions	1,526	-	-	1,526
Effect of changes in exchange rates	42	800	-	842
Balance at 31 December 2016	18,266	173,391	785	192,442

	Legal claims	Bonus(*)	Other	Total
Balance at 1 January 2017	18,266	173,391	785	192,442
Provisions recognized/(reversed)(**)	583,788	318,603	(785)	901,606
Amounts used	(1,188)	(263,080)	-	(264,268)
Transfer from non-current provisions	2,258	-	-	2,258
Unwinding of discount	2,531	-	-	2,531
Effect of changes in exchange rates	24	606	-	630
Balance at 31 December 2017	605,679	229,520	-	835,199

(*) Includes share-based payment (Note 28).
(**) Refer to Note 36.1 and 36.3.
31.	Trade and other payables

	2017	2016
Payable to suppliers	2,527,152	1,718,788
Taxes payable	415,650	302,346
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	305,208	262,748
Accrued selling and marketing expenses	79,011	58,879
4.5G license fees payable	-	1,522,615
Other	369,445	236,615
	3,696,466	4,101,991

Payable to suppliers arises in the ordinary course of business.
Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.
The Company is obliged to pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of gross revenue. Of such fee, 10% is paid to the Ministry of Transport, Maritime Affairs and Communications of Turkey for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of gross revenue to the ICTA’s expenses.
Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group but not yet invoiced.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

32.	Derivative financial instruments
The Group has the following derivative financial assets and liabilities:
Derivative financial assets:
Participating cross currency swap and FX swap contracts at 31 December 2017
Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair value (TL)	Maturity
USD	47,304	EUR	39,835	1,005	02 January 2018
TL	69,680	USD	20,000	6,554	27 August 2018
TL	81,480	EUR	20,000	9,965	14 December 2018
TL	95,550	USD	25,000	72	24 January 2019
TL	67,410	USD	18,000	1,498	28 January 2019
TL	98,625	EUR	25,000	17,354	13 June 2019
TL	52,164	USD	14,620	4,465	16 July 2019
TL	69,744	USD	19,780	6,996	22 July 2019
TL	203,600	EUR	50,000	27,198	23 July 2019
TL	435,000	USD	150,000	142,085	16 September 2020
TL	386,500	USD	100,000	(4,645)	16 September 2020
TL	293,500	USD	100,000	90,071	16 September 2020
TL	242,873	USD	70,500	33,535	16 September 2020
TL	194,000	USD	50,000	(2,951)	16 September 2020
TL	1,650,000	EUR	500,000	627,385	25 October 2025
TL	275,850	EUR	60,000	1,078	22 April 2026
Total				961,665

At 31 December 2017, total derivative financial assets of TL 981,396 also include accrued interest income of TL 19,731.
Participating cross currency swap and FX swap contracts at 31 December 2016
Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair value (TL)	Maturity
TL	18,455	EUR	5,000	86	3 January 2017
TL	73,400	EUR	20,000	598	24 Mar 2017
TL	824,750	EUR	250,000	116,674	12 April 2021
TL	328,600	EUR	100,000	47,949	12 April 2021
TL	495,000	EUR	150,000	81,534	12 April 2021
TL	435,000	USD	150,000	84,416	16 September 2020
TL	293,500	USD	100,000	51,481	16 September 2020
Total				382,738
At 31 December 2016, total derivative financial assets of TL 390,958 also include accrued interest income of TL 8,220.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

32.	Derivative financial instruments (continued)
Derivative financial liabilities:
Participating cross currency swap and FX swap contracts at 31 December 2017
Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair value (TL)	Maturity

TL	470,232	USD	122,680	(2,465)	2 January 2018
TL	180,023	USD	47,250	(545)	2 January 2018
TL	141,001	USD	36,786	(726)	3 January 2018
TL	219,162	USD	57,245	(1,043)	4 January 2018
TL	115,022	USD	30,150	(435)	5 January 2018
TL	17,204	USD	4,500	(284)	10 January 2018
TL	15,916	EUR	3,500	(157)	10 January 2018
TL	91,556	EUR	20,140	(620)	22 January 2018
TL	137,834	EUR	30,400	(601)	05 February 2018
TL	82,013	EUR	17,860	(1,413)	19 February 2018
TL	1,143	EUR	250	(25)	5 March 2018
TL	97,997	EUR	21,500	(2,154)	19 December 2019
TL	269,451	USD	70,500	(5,010)	22 December 2020
Total				(15,478)

Currency forward contracts at 31 December 2017
Buy
Currency	Notional amount	Fair value (TL)	Maturity

USD	50,000	(2,246)	30 January 2018
Total		(2,246)

At 31 December 2017, total derivative financial liabilities of TL 110,108 also include accrued interest expense of TL 92,384.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

32.	Derivative financial instruments (continued)
Derivative financial liabilities:
Participating cross currency swap and FX swap contracts at 31 December 2016
Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair value (TL)	Maturity

TL	21,009	USD	5,960	(55)	3 January 2017
TL	7,050	USD	2,000	(18)	3 January 2017
Total				(73)

Currency forward contracts at 31 December 2016
Buy
Currency	Notional amount	Fair value (TL)	Maturity

USD	30,071	(1,286)	28 February 2017
Total		(1,286)

At 31 December 2016, total derivative financial liabilities of TL 41,726 also include accrued interest expense of TL 40,367.
For information about the methods and assumptions used in determining the fair value of derivatives please refer to Note 2i.
33.	Financial instruments
Credit risk
Exposure to credit risk:
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:
		2017	2016
Trade receivables	19	3,004,206	3,525,297
Receivables from financial services	20	4,248,120	2,396,372
Cash and cash equivalents*	23	4,712,141	6,052,129
Participating cross currency swap and FX swap contracts	32	981,396	390,958
Other current assets**	22	316,042	93,376
Held to maturity investments		11,992	-
Due from related parties	37	5,299	5,861
		13,279,196	12,463,993
* Cash in hand is excluded from cash and cash equivalents.
** Prepaid expenses and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments
Credit risk (continued)
Credit quality:
The maximum exposure to credit risk for trade receivables and receivables from financial services arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:
	2017	2016
Receivable from subscribers	2,472,596	3,061,130
Receivables from financial services	4,248,120	2,396,372
Receivables from distributors and other operators	516,352	376,204
Other	20,557	93,824
	7,257,625	5,927,530
The aging of trade receivables and due from related parties at 31 December 2017 and 2016:
	2017	2016
Not past due	2,124,719	3,138,043
Past due up to 3 months	317,649	285,561
Past due 3 to 6 months	95,738	48,775
Past due over 6 months	471,399	58,779
	3,009,505	3,531,158
The aging of receivables from financial services at 31 December 2017 and 2016:
	2017	2016
Not past due	3,659,521	2,350,375
Past due up to 3 months	513,925	16,533
Past due 3 to 6 months	39,233	20,227
Past due over 6 months	35,441	9,237
	4,248,120	2,396,372

As at 31 December 2017, trade receivables, due from related parties and receivables from financial services of TL 1,473,385 (2016: TL 439,112) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default.
The other classes within trade receivables, due from related parties and receivables from financial services do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due. The Group holds TL 339,543 (2016: TL 156,647) collateral in relation to these receivables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)
Impairment losses
Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The other receivables are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet been identified. The Group considers that there is evidence of impairment if any of the following indicators are present:
•	significant financial difficulties of the customer
•	probability that the customer will enter bankruptcy or financial reorganisation, and
•	default or delinquency in payments
Receivables for which an impairment provision was recognized are written off against the provision when there is no expectation of recovering additional cash.
Impairment losses are recognized in profit or loss within administrative expense (Note 10). Subsequent recoveries of amounts previously written off are credited against administrative expense (Note 10).
Movements in the provision for impairment of trade receivables and due from related parties are as follows:
	31 December 2017	31 December 2016
Opening balance	964,311	816,373
Provision for impairment recognized during the year	180,948	452,767
Amounts collected	(224,460)	(251,553)
Exchange differences	3,128	5,038
Receivables written off during the year as uncollectible	(138,529)	(58,314)
Unused amount reversed (*)	(79,958)	-
Closing balance	705,440	964,311

(*) The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years between 1998 to 2016. Transferred doubtful receivables comprise of balances that the Company started legal proceedings.
Movements in the provision for impairment of receivables from financial services are as follows:
	31 December 2017	31 December 2016
Opening	10,170	-
Provision for impairment recognized during the year	117,293	11,593
Amounts collected	(37,503)	(1,423)
Unused amount reversed (*)	(16,968)	-
Closing balance	72,992	10,170

(*) The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the year 2017. Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)
Liquidity risk (continued)
The table below analyses the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:
-	all non-derivative financial liabilities, and
-	gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

	31 December 2017							31 December 2016
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities
Secured bank loans	4,390	(5,011)	-	(1,117)	(2,045)	(1,849)	-	5,634	(7,691)	(1,123)	(1,077)	(2,015)	(3,476)	-
Unsecured bank loans	10,533,518	(11,094,697)	(3,275,230)	(955,637)	(2,575,807)	(3,035,914)	(1,252,109)	7,804,758	(8,458,901)	(1,332,478)	(1,330,322)	(1,433,790)	(3,187,687)	(1,174,624)

Finance lease liabilities	122,720	(133,570)	(18)	(17,429)	(16,789)	(38,933)	(60,401)	48,114	(54,276)	(70)	(7,840)	(6,648)	(19,859)	(19,859)
Debt securities issued	1,875,521	(2,753,486)	(54,221)	(54,221)	(108,442)	(325,326)	(2,211,276)	1,922,656	(2,824,066)	(298,767)	(48,767)	(97,535)	(292,604)	(2,086,393)
Trade and other payables*	2,527,152	(2,548,365)	(2,548,365)	-	-	-	-	3,241,402	(3,266,123)	(3,266,123)	-	-	-	-
Due to related parties	6,980	(6,980)	(6,980)	-	-	-	-	11,201	(11,201)	(11,201)	-	-	-	-
Consideration payable in relation to acquisition of Belarusian Telecom (Note 31)	323,691	(377,190)	-	-	-	(377,190)	-	295,062	(351,920)	-	-	-	(351,920)	-
Derivative financial liabilities Participating Cross Currency Swap and FX swap contracts	107,862	23,428	18,982	-	4,446	-	-	40,440	46	46	-	-	-	-
Buy		1,838,554	1,471,106	-	367,448	-	-	-	28,059	28,059	-	-	-	-
Sell		(1,815,126)	(1,452,124)	-	(363,002)	-	-	-	(28,013)	(28,013)	-	-	-	-
Currency forward contracts	2,246	(2,246)	(2,246)	-	-	-	-	1,286	(1,286)	(1,286)	-	-	-	-
Buy		190,185	190,185	-	-	-	-	-	105,826	105,826	-	-	-	-
Sell		(192,431)	(192,431)	-	-	-	-	-	(107,112)	(107,112)	-	-	-	-
TOTAL	15,504,080	(16,898,117)	(5,868,078)	(1,028,404)	(2,698,637)	(3,779,212)	(3,523,786)	13,370,553	(14,975,418)	(4,911,002)	(1,388,006)	(1,539,988)	(3,855,546)	(3,280,876)
* Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)
Foreign exchange risk
The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:
	31 December 2016
	USD	EUR
Foreign currency denominated assets
Other non-current assets	244	2,131
Due from related parties	1,210	388
Trade receivables and accrued income	14,178	61,841
Other current assets	19,929	7,144
Cash and cash equivalents	807,372	378,057
	842,933	449,561
Foreign currency denominated liabilities
Loans and borrowings-non-current	(483,910)	(959,482)
Debt securities issued-non-current	(451,588)	-
Other non-current liabilities	(99,273)	-
Loans and borrowings-current	(80,029)	(21,985)
Debt securities issued-current	(26,845)	-
Trade and other payables-current	(175,083)	(425,992)
Due to related parties	(398)	(334)
	(1,317,126)	(1,407,793)
Derivative financial instruments
Participating cross currency swap and FX swap contracts	257,960	525,000
Currency forward contracts	(30,071)	-
Net exposure	(246,304)	(433,232)

	31 December 2017
	USD	EUR
Foreign currency denominated assets
Other non-current assets	72	2,681
Due from related parties	571	407
Trade receivables and accrued income	18,890	57,283
Other current assets	43,039	35,049
Cash and cash equivalents	688,717	237,697
	751,289	333,117
Foreign currency denominated liabilities
Loans and borrowings-non-current	(557,180)	(960,629)
Debt securities issued-non-current	(469,387)	-
Other non-current liabilities	(85,816)	-
Loans and borrowings-current	(206,535)	(285,827)
Debt securities issued-current	(27,848)	-
Trade and other payables-current	(328,323)	(29,442)
Due to related parties	(1,172)	(394)
	(1,676,261)	(1,276,292)

Derivative financial instruments
Participating cross currency swap and FX swap contracts	937,011	748,650
Currency forward contracts	50,000	-
Net exposure	62,039	(194,525)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)
Exposure to currency risk (continued)
Sensitivity analysis
The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.
10% strengthening of the TL, UAH, BYN against the following currencies at 31 December 2017 and 31 December 2016 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
	Profit or loss
	31 December 2017	31 December 2016

USD	(23,400)	86,679
EUR	87,838	160,725
10% weakening of the TL, UAH, BYN against the following currencies at 31 December 2017 and 31 December 2016 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
	Profit or loss
	31 December 2017	31 December 2016

USD	23,400	(86,679)
EUR	(87,838)	(160,725)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)
Interest rate risk
As at 31 December 2017 and 2016 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2017		31 December 2016
		Effective	Carrying	Effective	Carrying
		Interest		interest
	Note	Rate	Amount	rate	Amount
Fixed rate instruments
Time deposits	23
USD		5.8%	2,590,025	3.6%	2,817,650
EUR		2.2%	1,069,303	2.0%	1,383,978
TL		14.3%	436,224	11.0%	1,243,843
Other		12.9%	13,036	11.1%	36,175
Restricted cash	22
USD		-	64,503	-	-
EUR		-	118,983	-	-
TL		-	-	-	-
Other		-	320	-	-
Finance lease obligations	27
USD		28.1%	(41)	20.7%	(80)
EUR		3.4%	(116,797)	3.4%	(48,034)
TL		27.6%	(5,882)	-	-
Unsecured bank loans	27
TL fixed rate loans		14.7%	(1,620,391)	12.1%	(1,819,944)
UAH fixed rate loans		13.9%	(520,933)	15.0%	(407,171)
Secured bank loans
BYN fixed rate loans		11.6%	(4,390)	11.9%	(5,634)
Trade and other payables
EUR fixed rate payables	31	-	-	2.6%	(1,522,615)
Debt securities issued	27
USD		5.8%	(1,875,521)	5.8%	(1,683,700)
TL		-	-	10.7%	(238,956)
Variable rate instruments	27
USD floating rate loans		3.2%	(2,880,615)	3.2%	(1,984,533)
EUR floating rate loans		2.1%	(5,511,579)	2.3%	(3,593,110)

(*) Includes 4.5G license payables related to the frequency bands which the Company has been awarded with. The last instalment of 4.5G license payable amounting to TL 1,534,702 was paid on 26 April 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)
Sensitivity analysis
Cash flow sensitivity analysis for variable rate instruments:
An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2017 and 2016:
	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2017
Variable rate instruments (financial liability)	(83,922)	83,922	-	-
Cash flow sensitivity (net)	(83,922)	83,922	-	-
31 December 2016
Variable rate instruments (financial liability)	(55,776)	55,776	-	-
Cash flow sensitivity (net)	(55,776)	55,776	-	-
Fair values
Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis
This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:
• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
• Level 3 inputs are unobservable inputs for the asset or liability.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)
Fair values (continued)

	Fair values
	31 December 2017	31 December 2016	Fair value hierarchy	Valuation techniques

FX swap contracts	(4,675)	611	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
Participating cross currency swap contracts (*)	950,862	382,054	Level 3	Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
Currency forward contracts	(2,246)	(1,286)	Level 2	Forward exchange rates at the balance sheet date

(*) Participating cross currency swap contracts include EUR-TL interest and currency swap contracts, EUR put and call options, amounting to nominal value of EUR 560,000 and also USD-TL interest and currency swap contracts and put and call options amounting to nominal value of USD 400,000 in total. The EUR-TL participating cross currency swap contracts, which are EUR 100,000, EUR 150,000 and EUR 250,000,  was combined into one contract as of  26 May 2017 and the maturity of the contracts was extended to 23 October 2025. Additionally, cross currency swap contracts include EUR-TL interest and currency swap contracts nominal value of EUR 43,585 and USD-TL interest and currency swap contracts amounting to nominal value of USD 298,611 in total. Cross currency swap contracts include EUR-TL interest and participating cross currency swap contracts nominal value of EUR 184,900 and USD-TL interest and currency swap contracts amounting to nominal value of USD 238,400 in total. Regarding these contracts, TL 92,384 accrual of interest expense and TL 19,731 accrual of interest income has been reflected to consolidated financial statements as at 31 December 2017 (31 December 2016: TL 40,367 and TL 8,220 respectively). Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the  most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 129,870 lower as at 31 December 2017 (31 December 2016: TL 23,291).

There were no transfers between fair value hierarchy levels during the year.

Movements in the participating cross currency swap contracts for the years ended 31 December 2017 and 31 December 2016 are stated below:

	31 December 2017	31 December 2016
Opening balance	382,054	-
Gains recognized in profit or loss	568,808	382,054
Closing balance	950,862	382,054

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)
Fair values (continued)
Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	31 December 2017	31 December 2016	Unobservable Inputs	31 December 2017	31 December 2016	Relationship of unobservable inputs to fair value

Contingent consideration	323,691	295,062	Risk-adjusted discount rate	4.8%	5.6%	A change in the discount rate by 100 bps would increase/decrease FV by TL (9,834) and TL 10,241 respectively.

			Expected settlement date	first quarter of 2021	first quarter of 2020	If expected settlement date changes by 1 year FV would increase/decrease by TL (14,884) and TL 15,602 respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 31 December 2017 and 31 December 2016 are stated below:

	2017	2016
Opening balance	295,062	235,281
Gains recognized in profit or loss	28,629	59,781
Closing balance	323,691	295,062

Financial assets:
Carrying values of significant portion of financial assets do not differ significantly from their fair values due to their short-term nature.
Financial liabilities:
Fair values of financial liabilities are assumed to approximate their carrying values due to their short term nature and floating interest rates.
As at 31 December 2017, the fair value of debt securities issued by the Company with a nominal value of USD 500,000 and fixed interest rate (Note 27), is TL 2,063,972.
As at 31 December 2016, the fair value of debt securities issued by the Company and Turkcell Finansman, with a nominal value of USD 500,000 and TL 500,000 comparatively, and fixed interest rate (Note 27), is TL 1,921,199.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Operating leases
Lease contracts, which mainly comprise leases of radio, transmission, office and internet capacity, expire on various dates. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
	2017	2016
Within one year	144,424	163,336
Later than one year but not later than five years	346,832	345,374
Later than five years	167,227	101,328
	658,483	610,038

Rental expense relating to operating leases are as follows:

	2017	2016	2015
Minimum lease payments	812,385	837,575	751,816
Contingent rentals	-	-	1,733
Total	812,385	837,575	753,549
Rental expenses have been recognized within cost of sales and administration expenses for the years ended 31 December 2017, 2016 and 2015.
35.	Guarantees and purchase obligations
At 31 December 2017, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 592,956 (31 December 2016: TL 915,868). Payments for these commitments will be made within 3 years.
The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 4,926,916 at 31 December 2017 (31 December 2016: TL 2,370,723).
At 31 December 2017, the Company has commitments regarding lifecell’s 3G license amounting to UAH 217,793 (equivalent to TL 29,269 as at 31 December 2017).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Commitments and Contingencies
The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.
License Agreements
Turkcell:
On 27 April 1998, the Company signed the Agreement for grant of concession for the establishment and Operation of the Pan-European Mobile Telephone System, GSM (hereinafter referred to as the “License Agreement”) with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year license for the provision of GSM services for a license fee of $500,000.
3G License
On 30 April 2009, the Company signed a separate License Agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and establishment and operation of the required infrastructure. Turkcell acquired the A license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, Turkcell has provided IMT 2000/UMTS services starting from 30 July 2009.

4.5G License
The 4.5 licensing process is finalized by signing of IMT License Commitments Document by Turkcell and therefore, ICTA granted Turkcell 4.5G License on 27 October 2015. The 4.5G License is effective for 13 years until 30 April 2029. According to the License, Turkcell started to provide 4.5G services on 1 April 2016.
Belarusian Telecom:
Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and was valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years. In accordance with the Edict of the President of the Republic of Belarus dated 26 November 2015, numbered 475, the license is now issued without limitation of the period of validity. Starting from 1 March 2016, the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom is required to gradually increase its geographical coverage until the end of 2018. Belarusian Telecom has fulfilled all coverage requirements except covering all Belarusian settlements. The number of uncovered settlements is 657 out of a total of 22,552 settlements.
lifecell:
lifecell owns twelve activity licenses, for GSM 900, GSM 1800, a technology neutral license, issued for 3G, one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. As of December 31, 2017, lifecell owned 28 frequency use licenses for IMT-2000 (UMTS), GSM-900, GSM-1800, CDMA-800, Wi-fi and microwave Radiorelay and Broadband Radio Access, which are regional and national. 3G activity and frequency licenses were issued in March 2015, reissued due to company name change in March 2016 and are valid for 15 years. Additionally, lifecell holds a specific number range – three NDC codes for mobile networks, sixteen permissions on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permission on a number resource for Mobile Network Code, nine permissions on a number resource for local ranges for PSTN licenses, two permissions on a service codes for alternative routing selection for international and long-distance fixed telephony and one permission on a code for global telecommunication service “800”.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Commitments and Contingencies (continued)
License Agreements (continued)
Inteltek:
On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting games based on sports competitions. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to operate the fixed odds and paramutual betting games based on sports competitions for the next ten years. New commission rate, which is 1.4% of the takings arising from the operation of the fixed odds and paramutual betting games based on sports competitions (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. As at 31 December 2017, Inteltek has a letter of guarantee of TL 159,752 (31 December 2016: TL 159,752) provided to Spor Toto.
Inteltek has a mobile agency agreement with Spor Toto, receiving the rights to assign mobile sub agencies to operate the fixed odds and paramutual betting games based on sports competitions. As at 31 December 2017, Inteltek has a letter of guarantee of TL 25,000 (31 December 2016: TL 25,000) provided to Spor Toto for mobile agency agreement. The targeted payout is 50% of the turnover balance including VAT. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.
Kibris Telekom:
On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the previous GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions.
On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008. In 2010, Kibris Telekom has completed the radio transmission (air link) project providing direct international voice and data connection with mainland and started using it from the third quarter of 2010. The Project is the only direct connection in Turkish Republic of Northern Cyprus besides Telecommunication Authority.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Commitments and Contingencies (continued)
License Agreements (continued)
Azerinteltek:
Azerinteltek, in which Inteltek’s shareholding is 51%, was established on 19 January 2010, and authorized to organize, operate, manage and develop the fixed-odds and para-mutual sports betting games by the Ministry of Youth and Sports of Azerbaijan for a period of 10 years. The agreement signed with Azeridmanservis which is founded by the Ministry of Youth and Sports of Azerbaijan is renewed with the same terms and conditions in accordance with the new legislation enforced in Azerbaijan regarding the betting games based on sports on 30 September 2010. Azerinteltek officially commenced sports betting games on 18 January 2011. On 4 March 2015, Azerinteltek authorization of organizing, operating, managing and developing the fixed-odds and para-mutual sports betting games of was extended till 2 March 2025.
Since January 1, 2013, Azerinteltek was authorized for the sales of lottery tickets as a main distributor by Azerlotereya. As at 1 January 2016, the authorization for the sales of lottery tickets decided to be extended yearly.
Management believes that the Group is in compliance with the terms and conditions of the license agreements in all material respects as at 31 December 2017 and 2016.
36.1	Dispute on Treasury Share Amounts
Turkcell has the 2G and 3G Concession Agreements which was signed with the regulatory party in Turkey for rendering mobile telecommunication services.
According to the 2G and 3G Concession Agreements, The Company is obliged to pay each month 15% of its monthly gross sales; with the exception of the interest for late payment of the amounts charged to its subscribers and of the indirect taxes, fiscal obligations such as fees and duties and the invoiced amounts recorded in the accounts to the Treasury as treasury share. The Company is obliged to pay 90% of this share to Treasury and 10% of the remaining as the universal services share to the Ministry. The Company is also obliged to pay once a year 0.35% of its gross sale as the Authority contribution share.
As “Applicable Law and Settlement of Disputes” of the 2G and 3G Concession Agremeent, the parties agreed that the disputes shall be settled by three arbitrators to be appointed in accordance with the arbitration rules of the International Chamber of Commerce for 2G while the Council of State is authorized to solve the disputes arising from the agreement and its annexes thereof for 3G.
The Undersecretariat of Treasury and ICTA alleged that Company made deficient treasury payments in the past, The Company objected to these claims.
After then, the Company has resolved the following within the scope of Provisional Article 13 added to the Telegraph and Telephone Law No.406 dated 4 February 1924 of the Law on the Amendment of Certain Tax Laws and Other Laws No. 7061 published in the Official Gazette dated December 5th, 2017: to restructure relevant disputes and their interest fees and to choose the method of increasing tax base from the options in order to restructure relevant disputes and their interest fees for the periods for which examination is ongoing or has not been yet initiated. The Company applied for restructure, and according to the Law The Company submitted waiver petition or accepted the cases related to the restructured amounts. It is expected that the Courts grant decisions about the statement of waiver/acceptance of the aforementioned cases.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Commitments and Contingencies (continued)
36.1	Dispute on Treasury Share Amounts (continued)
Based on the Laws stated above, the total amount, including principal and interest, calculated is TL 206,365 and is TL 209,159, respectively. The payment will be made in 6 equal installments in two-month periods, starting from January 31st, 2018. The total payment including interest on installments is TL 436,300.
Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is certain, thus, including discount TL 417,668 provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2017 (31 December 2016: None).
36.2	Dispute on Special Communication Tax
Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 527,639 in total, of which SCT amounting 211,056 and penalty amounting to TL 316,583 based on the claim stated on Tax Investigation Reports related to SCT prepared for the years 2008-2012. The Company filed lawsuits in the Tax Courts for the cancellation of each tax and tax penalty claim. In some of the cases, The Court decided in favour of The Company or in favour of the Court. The parties appealed the decisions regarding the parts against them.
The Large Tax Payers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations.
As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax amount for the years 2008, 2009, 2010, 2011 and 2012. Tax Office rejected the application for the year 2011 and the case is pending for the year 2011; accepted the other restructuring applications for the years 2008, 2009, 2010, 2012 and the Company paid the restructuring amount of TL 117,058.
Limited tax investigation for the period of 2013 has been started in 2014 and the result of investigation has not yet been notified to Turkcell. Large Tax Payers Office has begun the limited tax investigation for the period of 2013. For the year of 2014, 2015 and 2016 a new investigation has been initiated.
Based on the probable payment including interest in case of restructuring the SCT for the year 2013 as per the Law no. 6736, the Company accrued provisions in the consolidated financial statements as at and for the period ended 31 December 2017 amounting to 24,175 TL including discount (31 December 2016: 14,866).
36.3	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees
ICTA commenced in-depth investigations, against the GSM operators for the years, 2004-2009, 2010-2011, 2012, 2013 and 2014. As a result of the investigations, ICTA imposed administrative fines to the Company amounting TL 11,240 in total and decided to warn the Company. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount. The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts. ICTA filed lawsuits against Company for the collection of the radio utilization and usage fee amount which was alleged that the Company paid deficiently.
The Company has resolved the following based on the Laws No. 7061 as explained in detailed note 37.1 to restructure radio fees which are in dispute and respective penalty, default interest regarding these disputes. The Company applied for restructure, and according to the Law The Company submitted waiver petition or accepted the cases related to the restructured amounts. It is expected that the Courts grant decisions about the statement of waiver/acceptance of the aforementioned cases.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Commitments and Contingencies (continued)
36.3	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees (continued)
The total amount, including principal and interest, calculated within the scope of clause 2 is TL 156,637. The payment will be made in 6 equal installments in two-month periods, starting from 31 January 2018. The total payment including interest on installments is TL 164,469.
Based on the management opinion, the probability of an outflow of resources embodying economic benefits is certain, thus, including discount TL 157,446 provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2017 (31 December 2016: None).
36.4	Disputes regarding the Law on the Protection of Competition
On the grounds of the investigation initiated by the Competition Board on the grounds that the Company violated the competitive environment through abusing its dominant position in the Turkish mobile market and it was decided to apply administrative fine amounting to TL 91,942 on the Company. A lawsuit was filed by the Company. The case is still pending.
The payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the lawsuit and cancelled the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending.
Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 113,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. The cases are still pending.
Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2017 (31 December 2016: None).

36.5	Other ongoing lawsuits and investigations
Within consolidated financial statements prepared as of 31 December 2017, obligations which are related to following ongoing disputes have been evaluated.
Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2017 (31 December 2016: None).

Subject	31 December 2017 Anticipated Maximum Risk (excluding accrued interest)	31 December 2016 Anticipated Maximum Risk (excluding accrued interest)	31 December 2017 Provision	31 December 2016 Provision
Disputes related with ICTA	13,367	22,544	-	-

In addition, Tax Audit Committee carries out limited tax investigations regarding the Company’s VAT and corporate tax practices for the years 2012, 2013 and 2014 and VAT practices for the years 2015 and 2016. Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated financial statements as at and for the period ended 31 December 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Related parties
Transactions with key management personnel
Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.
There are no loans to key management personnel as of 31 December 2017 and 2016.
The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	31 December 2017	31 December 2016	31 December 2015
Short-term benefits (*)	74,696	50,001	52,767
Termination benefits	604	10,064	13,454
Long-term benefits	548	479	655
	75,848	60,544	66,876

(*) Includes share-based payment.
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:
Due from related parties	31 December 2017	31 December 2016
Telia Sonera International Carrier AB (“Telia”)	1,256	607
Kyivstar GSM JSC (“Kyivstar”)	1,061	75
GSM Kazakhstan Ltd (“Kazakcell”)	830	937
Azercell Telekom MMC (“Azercell”)	364	446
MegaFon OJSC (“Megafon”)	281	1,387
Hobim Bilgi Islem Hizmetleri AS (“Hobim”) (*)	-	1,223
Vimpelcom OJSC (“Vimpelcom”)	-	586
Other	1,507	600
	5,299	5,861
(*) Hobim is not a related party effective from 20 June 2017.
Due from related parties is shown net of allowance for doubtful receivables amounting to TL 227 at 31 December 2017 (31 December 2016: TL 231).
Due from Megafon, Telia, Vimpelcom, Azercell, Millenicom and Kyivstar resulted from telecommunications services.
Due from Kazakcell, mainly resulted from software services and telecommunications services

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Related parties (continued)

Due to related parties	31 December 2017	31 December 2016
Kyivstar GSM JSC (“Kyivstar”)	2,346	2,382
Wind Telecomunicazioni S.P.A.	1,738	-
Vimpelcom (Bvı) Ltd.	1,552	100
Geocell LLC (“Geocell”)	447	445
Megafon	17	892
Hobim (*)	-	6,260
Other	880	1,122
	6,980	11,201
(*) Hobim is not a related party effective from 20 June 2017.
Due to Kyivstar, Megafon, Geocell, Wind Telecomunicazioni S.P.A. and Vimpelcom (Bvı) Ltd.mainly resulted from telecommunications services received.
The Group’s exposure to currency risk related to outstanding balances with related parties is disclosed in Note 33.
The following transactions occurred with related parties:

Revenue from related parties	2017	2016	2015
Sales to Kyivstar
Telecommunications services	30,875	30,964	41,728
Sales to Telia
Telecommunications services	10,020	15,761	16,955
Sales to Vimpelcom
Telecommunications services	7,230	20,775	20,489
Sales to Megafon
Telecommunication services	6,362	11,773	14,958
Sales to Azercell
Telecommunication services	1,583	2,585	4,183
Sales to Krea (*)
Call center services, fixed line services, rent and interest charges	-	3,422	4,831
Sales to Millenicom (**)
Telecommunication services	-	997	8,861
Sales to KVK Teknoloji (***)
Simcard SIM card and prepaid card sales	-	-	217,080
Sales to other related parties	4,962	3,149	6,049
	61,032	89,426	335,134

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Related parties (continued)

Transactions with related parties (continued)

Related party expenses	2017	2016	2015
Charges from Kyivstar
Telecommunications services	49,178	47,595	49,608
Charges from Hobim (****)
Invoicing and archiving services	16,993	31,832	29,570
Charges from Vimpelcom
Telecommunications services	10,853	2,721	4,348
Charges from Megafon
Telecommunications services	5,169	3,162	4,342
Charges from Telia
Telecommunications services	3,120	2,499	3,409
Charges from Azercell
Telecommunications services	734	1,361	28
Charges from Krea
Digital television broadcasting services	-	5,975	15,826
Charges from KVK Teknoloji
Dealer activation fees and others	-	-	76,743
Charges from other related parties	11,832	8,497	15,151
	97,879	103,642	199,025

(*)	Transactions with Krea include transactions until 26 August 2016.
(**)	Transactions with Millenicom include transactions until 21 January 2016.
(***)	KVK Teknoloji is not a related party effective from 6 July 2015. Transactions with KVK Teknoloji include transactions until that date.
(****)	Transactions with Hobim include transactions until 20 June 2017.
Transactions with Kyivstar:
Kyivstar, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.
Transactions with Hobim:
Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with monthly invoice printing services, manages archiving of invoices and subscription documents. Prices of the agreements are determined through alternative proposals’ evaluation.
Transactions with Vimpelcom:
Vimpelcom, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.
Transactions with Megafon:
Megafon, a subsidiary of Sonera, is rendering and receiving telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Related parties (continued)

Transactions with related parties (continued)
Transactions with Telia:
Telia, a subsidiary of Sonera, is rendering and receiving telecommunications services such as interconnection and roaming.
Transactions with Azercell:
Azercell, a subsidiary of Sonera, is rendering and receiving telecommunications services such as interconnection and roaming.
Transactions with Krea:
Çukurova Holding has signed a share purchase agreement with BeIN Media Group LLC related to the sale of their shares in Krea. Share transfer has finalized as at 26 August 2016.
Krea, a direct-to-home digital television service company under the Digiturk brand name.
There are no specific agreements between Turkcell and digital channels branded under Digiturk name. Every year, as in every other media channel, standard ad spaces are purchased on a spot basis. Also, Krea provides instant football content related to Spor Toto Super League to the Company to be delivered to mobile phones and tablets.
The Company has agreements for fixed telephone, leased line, corporate internet, and data center services provided by the Company’s subsidiary Turkcell Superonline.
Transactions with KVK Teknoloji:
KVK Teknoloji shares held by Cukurova Group were acquired by MV Holding on 6 July 2015. The Company has a distributorship agreement with KVK Teknoloji.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Subsidiaries
The Group’s ultimate parent company is Turkcell Holding. Subsidiaries of the Company as at 31 December 2017 and 31 December 2016 are as follows:
			Effective Ownership Interest

Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2017 (%)	2016 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales and delivery	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme (1)	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji (2)	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	-
Paycell (3)	Ukraine	Consumer financing services	100	-
Lifecell Digital (4)	Turkish Republic of Northern Cyprus	Telecommunications	100	-
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Research and development	80	80
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28

(1) Turkcell Odeme operating under “Paycell” brand has been authorized by the Banking Regulation and Supervision Agency (“BRSA”) to operate as an “electronic money institution” and to provide intermediation service for invoice payments. The decision was published in the Official Gazette on 22 July 2017.
(2) Turkcell Enerji that will be engaged in electricity energy trade, wholesale sales and retail sales was incorporated on 20 February 2017. The Company is a wholly owned subsidiary of Turktell and has obtained its electricity supply license upon approval from Energy Market Regulatory Authority (“EMRA”) as at 11 May 2017.
(3) The company “Paycell LLC” which is established in Ukraine by lifecell and wholly owned by the company granted the “financial company” status on September 21, 2017. Paycell LLC will apply for financial services and local money transfer licenses to provide digital payment services to customers via credit device sales and e-money.
(4)The transactions in relation to the incorporation of Lifecell Digital Limited in the Turkish Republic of Northern Cyprus (“TRNC”), which will offer services as an internet service provider, by our wholly-owned subsidiary Kıbrıs Mobile Telekomünikasyon Limited based in TRNC is completed as at 14 December 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Subsidiaries (continued)
Details of non-wholly owned subsidiaries that have material non-controlling interests to the Company are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest		Profit/(loss) allocated to non-controlling interests		Accumulated non-controlling interests
		31 December 2017	31 December 2016	31 December 2017	31 December 2016	31 December 2017	31 December 2016

Inteltek	Turkey	45.00%	45.00%	35,924	39,346	46,072	50,863
Individually immaterial subsidiaries with non –controlling interest				22,706	12,369	9,855	5,769
				58,630	51,715	55,927	56,632

Summarized financial information in respect of Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

Inteltek
	31 December	31 December
	2017	2016

Current assets	223,119	191,199
Non-current assets	9,290	17,367
Current liabilities	125,286	30,516
Non-current liabilities	4,742	65,020
Equity attributable to owners	102,381	113,030

	2017	2016

Revenue	184,025	178,408
Expenses	(104,194)	(90,973)
Profit for the year	79,831	87,435

Other comprehensive income/(loss) for the year	172	(618)
Dividend paid to non-controlling interests	(46,582)	(44,888)

Net cash inflow from operating activities	73,575	69,497
Net cash inflow from investing activities	19,930	17,470
Net cash outflow from financing activities	(75,113)	(119,751)
Effects of foreign exchange rate fluctuations on
cash and cash equivalents	8,574	18,213
Net cash outflow/(inflow)	26,966	(14,571)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2017
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Cash flow information
Net debt reconciliation:
	Debt securities issued	Loans	Financial Leasings	Total
Balance at 1 January 2017	1,922,656	7,810,392	48,114	9,781,162
Cash inflows	209,808	24,030,222	72,421	24,312,451
Cash outflows	(503,391)	(22,768,911)	(1,068)	(23,273,370)
Other non-cash movements	246,448	1,466,205	3,253	1,715,906
Balance at 31 December 2017	1,875,521	10,537,908	122,720	12,536,149

Cash and cash equivalents				4,712,333
Net debt				(7,823,816)
40.	Subsequent events
Our associate Fintur, in which we hold 41.45% stake, through its 99.99% subsidiary Gürtel Telekomünikasyon Yatırım ve Dış Ticaret A.Ş. (“Gürtel”), has signed a binding agreement with Silknet JSC (“Silknet”), a joint stock company organised under the laws of Georgia, to transfer its 100% total shareholding in Geocell LLC, a limited liability company organised under the laws of Georgia for USD 153,000. The transaction is expected to be completed once the regulatory approvals are received. The transaction has no impact on our consolidated financial statements since Fintur is classified as “assets held for sale” in our consolidated financial statements.
2600 MHz frequency tender as part of the 4G License Tender, which our fully owned subsidiary lifecell based in Ukraine had applied to participate, has been held today. At the tender, lifecell has been awarded the license for 15 years bidding UAH 909,251 for 15 MHz frequency band, the total of Lot 1 and Lot 2. Within the scope of the 4G tender, 1800 MHz frequency tender is expected to be held in the first quarter of 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 20, 2018	By:	/s/Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations & Merger & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 20, 2018	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance – Executive Vice President

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 20, 2018	By:	/s/Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Reporting Director